vision

MGM MIRAGE 2007 ANNUAL REPORT


vision
MGM

is

"Vision with action can change the world."
-Futurist Joel Barker

putting great ideas into

At MGM MIRAGE, by our definition, Vision is putting great ideas into action.

That philosophy has been at the heart of our strategic plan for developing your Company into a global hospitality and real estate development company. In 2007, we made striking progress toward this goal.

MGM MIRAGE is ideally positioned to excel domestically and internationally. We possess the premier resorts in our markets, each with a focused management team, and we continue moving forward on substantial growth initiatives.

With those strong elements in place, we have a Vision of expanding the current limits of your Company—both in scope and scale.

(RIGHT) CityCenter—Las Vegas, NV


action


stirring emotion



in the unexpected

On October 2, the new MGM Grand Detroit resort opened its doors, immediately becoming the premier hotel and entertainment destination in the Midwest, delivering unrivaled rooms and suites, celebrity chef restaurants, the only resort-style spa in southeast Michigan and unmatched meeting and convention facilities. MGM Grand Detroit added 1,000 jobs to the company's existing Michigan employee base, making it one of the area's top employers.

(LEFT) Cirque du Soleil—Love—The Mirage, Las Vegas, NV





...forging new relationships

(RIGHT & ABOVE) MGM Grand Macau—Macau, S.A.R.


around the
MGM GR



(ABOVE) Dubai, U.A.E. cityscape

(RIGHT) MGM Grand Abu Dhabi—Abu Dhabi, U.A.E.



...having the


MGM

These concrete representations of our vision only serve to further our passion to extend our efforts. In 2001 your Company also announced plans for MGM Grand Atlantic City, a $1.5–$2.0 billion destination casino resort to be located on our 72-acre parcel in the city's Marina District. The project's stunning architecture and ambitious scale will serve to demonstrate the skills and expertise of your Company and, in doing so, will help to elevate Atlantic City to a completely new stature. What our joint venture with Boyd Gaming did at Borgata was only the beginning. MGM Grand Atlantic City is designed to create the momentum necessary to attract the attention of millions of East Coast customers and awaken them to the new reality of the nation's second-largest gaming market as a place where luxury, fine dining and entertainment can be found both nearby and in abundance.

Not all 2001 activity took place away from our traditional Las Vegas base. In June, your Company formed an exciting new relationship in the form of a joint venture with Kerzner International, one of the world's most recognized and experienced international resort developers. Together, our companies announced plans to develop a multi-billion dollar integrated Las Vegas resort property on approximately 40 of the 78 acres of land owned by MGM MIRAGE on the corner of Las Vegas Boulevard and Sahara Avenue. The planning and conceptualization of this project will draw upon both our substantial presence and experience in Las Vegas as well as Kerzner's expertise in planning, conceptualizing and operating some of the world's most recognized and successful destination resorts.

This joint venture represents a confluence of forces that will surely combine to create a resort that will be unrivaled by anything in the industry.

to develop the extraordinary

...working as one

MGM MIRAGE strives to fulfill what the Company considers to be its obligation to the communities in which we do business. This commitment is expressed in many ways, from the philosophy by which we approach our business, to the quality of the wages and benefits we offer employees, and the philanthropic efforts we support. Our Company endeavors to enrich the communities where many of our customers and employees live and raise their families.

One of our most significant steps in this area was the announcement of a $40 million public art program which will debut as part of CityCenter in 2009. This unprecedented cultural program utilizes this singular opportunity to integrate such a program into the development of a new community. It also matches CityCenter in its scale. But at its most basic level, this public arts program is designed to become a benchmark for enlightened corporate involvement with the arts on a global level and will be one of the world's largest and most ambitious corporate art programs.

MGM MIRAGE continues to develop and expand our commitment to sustainability which brings tremendous value to communities and shareholders alike. As we extend sustainable business practices, both to existing properties and new projects, our Company learns how to work smarter and more efficiently. CityCenter leads the way, as a nationally renowned sustainable development on course for certification under Leadership in Energy and Environmental Design (LEED) standards. Efforts are also being investigated and implemented in many other aspects of our many operations—from procurement to waste management, from construction to renovation—the principles of sustainability help our business grow and our planet thrive.





(ABOVE LEFT) TONY CRAGG, Bolt, 2007, Stainless steel, 129-7/8 x 45-5/8 x 45-1/4 in., 330 x 116 x 115 cm, Inv.#11239 Courtesy: Marian Goodman Gallery, New York

(ABOVE RIGHT) CLAES OLDENBURG and COOSJE van BRUGGEN Typewriter Eraser, Scale X, 1998-99, Stainless steel, fiberglass and acrylic polyurethane paint, 19' 4" x 11' 11-1/2" x 11' 8-1/4" (5.9 x 3.7 x 3.6 m) Photograph © Ellen Page Wilson, courtesy PaceWildenstein, New York. Copyright 1998-99 © by Claes Oldenburg and Coosje van Bruggen.

(RIGHT) HENRY MOORE,—Reclining Connected Forms, 1969-1974,—Roman travertine marble 122 x 204 x 93.5 inches (309.9 x 518.2 x 237.5 cm)


to enrich
lives


...creating
opportunities





for people to grow



...delivering on a
J. Terrence Lan
Chairman & Chief Execu

Our Vision has also brought us to new opportunities in securing our financial position in the industry, creating what your Management Team considers a situation far more advantageous than many of our chief competitors.

On November 15, your Company closed a joint venture transaction with Dubai World, selling a 50% interest in CityCenter to this new partner. Dubai World is one of the most respected and well-known investment holding companies in the world with a portfolio of businesses that includes DP World, Jafza, Nakheel, Dubai Drydocks, Maritime City, Istithmar, Kerzner, One & Only, Atlantis, Barney's, Island Global Yachting, Limitless, Inchcape Shipping Services, Tejari, Technopark and Tamweel. The Dubai World Group has more than 50,000 employees in over 100 cities around the globe.

Your Company also completed the sale of 14.2 million shares of common stock at $84 per share to a subsidiary of Dubai World on October 18, 2007. This produced proceeds of approximately $1.2 billion.

This may well represent the single most significant transaction in your Company's history.

As this strategic relationship was negotiated, many of our direct competitors in the industry were incurring significant debt in the process of "going private." Your Company's Vision provides it with a far lighter debt load, giving us the advantage of financial flexibility, the ability to further our own strategies and, ultimately, providing us with the capacity to both pursue and create the Vision we have for ourselves.

However, looking beyond the balance sheet and the bottom line, we have forged a new partnership in 2007 that will significantly impact the future of your Company for some time. We look forward to a productive relationship with Dubai World as a major stockholder and joint venture partner.

And even while closing on the most historic transaction in our Company's history—the CityCenter joint venture and strategic relationship with Dubai World—our dedicated employees delivered exceptional operating results. It has been nothing short of a tremendous year.

Vision—the power of anticipating that which will or may come to be. It is a fitting label for 2007 and a laudable goal for us to pursue into the future.

Sincerely,

J. TERRENCE LANNI
Chairman & Chief Executive Officer

financial overview

2007 seems so long ago. Robust consumer confidence, vibrant economic activity, rising equity valuations and record corporate profits. To be sure MGM MIRAGE [illegible] the leaders of the pack and posted outstanding results quarter after quarter, wrapping up the year with another record for your Company. Net revenues for 2007 were almost $7.7 billion, a 7% increase over 2006. Operating income was nearly $2.9 billion which includes the gain from the CityCenter transaction of $1.03 billion. Core operations performed well: we were able to generate increases in REVPAR (revenue per available room) at our Las Vegas Strip resorts each quarter with an increase of 3% for the year, and we continued to generate industry-leading operating margins.

And now here we are in 2008. Most economic indicators have turned south, with U.S. job creation declining, unemployment rising, real estate prices plummeting, and foreclosures of homes sadly rising. Higher gasoline prices add further fuel to an already too-stretched consumer whose confidence is on the wane. Record commodities prices mean we are spending more on gasoline, food and consumer goods and less on discretionary purchases.

While economists and academics argue the definition of recessions, there is no question the economy is teetering.

As a result, the service sector is contracting and the hospitality industry is under pressure. Gaming has historically displayed great resilience in times such as these and, although it's too early to tell, we see indicators that relative durability will again favor the industry in 2008.

It's a comfort to know that although times are constantly changing and no two years are alike, in many respects we've been down this road before. We faced a slowing economy and then a recession coupled with global weakness in 2000-2001 and prior to that a recession in 1990-1991. And although undoubtedly consumer confidence and therefore discretionary spending falls during an economic contraction, it seems our business is less affected due to the age and wealth of our customer base.

The average age of a U.S. gaming patron is 50 years old. The 45-64 year old age category is growing three times as fast as the overall U.S. population. These customers are marginally less affected by shifts in the economy and are more inclined to travel, especially domestically.

Las Vegas remains a favorite destination. We expect that the reduction in consumer spending will affect most areas of the economy more profoundly than Las Vegas because of the strong value proposition we continue to provide. Your Company provides the highest quality experience possible in every market segment we operate in, and yet a night stay at the AAA Five Diamond Bellagio costs far less than comparable resorts in other cities.

The massive decline in the U.S. dollar is also a mitigating factor. America is on sale and visitors from around the world, particularly Asia and Europe, are arriving in record numbers and enjoying our hospitality.

Nonetheless, there is no doubt that Las Vegas and your Company would prefer to see economic prosperity because gaming revenue is dependent on consumer spending and GDP growth and therefore cyclical. It is likely we will fare better than our hospitality friends at large. Adherence to our Company's Vision in the past has placed us in this advantaged position. We each must play the economic hand we are dealt, but steps we've taken in the past and philosophies that we have adhered are the pocket aces we hold.

We long ago learned that the best properties with the best employees in the best locations attract the most business. Without question, your Company excels in all three categories.

At the core of our business philosophy is our unwavering devotion to operating the premier resorts in the world. We are fortunate to have the most talented and experienced operators in the business at our resorts, from top level management to front line service providers. We are uncompromising on delivering the best customer experience while maintaining superior margins through managing our controllable costs, and improving on efficiencies.

In the highly competitive industry in which we operate, it is our belief that companies are either moving forward or falling behind. No one in this industry invests more and more creatively than MGM MIRAGE. Fortunately for us, the major capital spending to achieve this powerful portfolio of resorts is now largely behind us.

With this incredibly solid foundation we have moved quickly to respond to the economic forces at work. We believe that a relentless focus on cash flow is especially important and we are confident that we will again distinguish ourselves in 2008 as the company that maximizes cash generation.

Last fall your Company developed a comprehensive program to achieve greater efficiencies and higher revenues through improved internal communication and candid reviews of all business practices. An action plan was established and rolled out company-wide.

Several departments have been, or are in the process of being consolidated, and major expense areas have targeted significant savings. Every revenue department, most particularly rooms, food & beverage, and casino divisions have been provided new tools and procedures to gain market share. Technology investments are driving further efficiencies company-wide. We have identified opportunities to increase cash flow by over $100 million annually. Some of these initiatives will benefit 2008 and help counter the current economic condition.


...turning possibilities into

James J. Murren
President and Chief Operating Officer

A large part of our success in 2007 can also be attributed to our consistent strategy of reinvesting in our resorts. We completed a complete remodel of Mandalay Bay's standard rooms and upgraded that resort's already very popular pool with the addition of a casino, restaurant and new cabana and bungalow products. We also remodeled all the suites at Bellagio along with the high-limit room. We maintained our focus on dining and entertainment venues with investments that yield increased customer visits and spending. New restaurants included Diablo's at Monte Carlo, Dick's Last Resort at Excalibur, and Company American Bistro at Luxor. Nightclubs and lounges added in 2007 include The Bank at Bellagio, eyecandy at Mandalay Bay and LAX and CatHouse at Luxor. Luxor is being reinvented, with a major new show set to open in 2008 featuring a collaboration of Cirque du Soleil and Criss Angel.

Pristine resorts, highly motivated and talented employees and improved business practices are the backbone of our operations and these businesses are supported by a uniquely powerful corporate balance sheet.

Last year, private equity (PE) funds were flush with capital to invest, and were looking for industries with strong brands, stable cash flows and significant real estate value. Many of America's largest companies went private. Gaming valuations rose to acknowledge gaming's appeal as PE targets. On the debt side, commercial bank lending and public bonds that historically dominated the financing of resorts gave way to a new and powerful entrant into our industry. The influx of commercial mortgage backed securities (CMBS) capital into the industry was being driven by the credit quality and deep real estate content of many industry participants coupled with the still historically low interest rate environment. This market offered what appeared to be flexible terms and low interest rates. These converging forces were largely responsible for the recent transaction activity, including the historically large leveraged buyout (LBO) of Harrah's Entertainment as well as Station Casinos.

Fast forward to today. Banks have been hammered by billion dollar writeoffs from toxic mortgage related loans. The CMBS market is in chaos. The bond market has been effectively closed for months and commercial lending is expensive and scarce.

Your Company resisted the temptations of higher leverage and instead forged a much different path. A $7 billion bank credit facility completed in 2006 provides us with substantial borrowing capacity and our leverage (Debt to EBITDA) stands at just 4.0 times.

We are incredibly well positioned to take advantage of these dynamic changes to our industry. We already enjoy significant competitive advantages over our competition: superior assets, locations, brands, amenities, personnel and customer loyalty – and now some of our major competitors are severely capital constrained due to this deal activity. Meanwhile we have been re-thinking the way in which we view our most valuable assets – land, management expertise and brands. While engaging the world's top urban planners, we have developed a model that allows us to monetize land assets with less capital at risk, deploy our assets in markets previously not considered by gaming companies, and be more nimble in reacting to development opportunities.

The credit contraction has put an abrupt end to mergers and acquisitions and also hurts a capital-intensive industry. Public companies must grow for their stocks to thrive. In gaming, growth has meant new and larger casinos, more hotel towers and expensive renovations. Cut off that access to capital and many projects just don't get built, growth prospects disappear and so do stock prices. Valuations are impacted.

Your Company is uniquely positioned to exploit this credit crunch. Our transaction to partner with Dubai World profoundly improved our financial flexibility. We have ample means to develop everything we've begun and allocate capital to share repurchases and maintenance expenditures. The biggest current project for us of course is CityCenter.

CityCenter represents the culmination of everything we have learned as developers, operators and financial managers. With CityCenter, we are leveraging the ultimate asset for a real estate developer – location – into a growth project with compelling consequences, while generating a return on investment superior to a resort-only development.

CityCenter also raises the bar for further Las Vegas development. In effect, it creates a new barrier to entry. Developable land, especially prime land, on the Las Vegas Strip is almost entirely spoken for and incredibly expensive. No company has more of this land than your Company, allowing us to control our own growth well into the future. CityCenter also answers a question we have pondered for several years.

What makes a great city? Las Vegas has long been recognized as the leisure capital of the world. The resorts in our valley have been the innovative leaders in the hospitality industry and have driven the tremendous growth in visitor volume, high occupancy rates and surging food, beverage, entertainment and gaming volumes. But there is another Las Vegas – a community of two million residents on

James J. Murren	J. Terrence Lanni	Robert H. Baldwin	Gary N. Jacobs
President & Chief Operating Officer, MGM MIRAGE	Chairman & CEO, MGM MIRAGE	Chief Design and Construction Officer, MGM MIRAGE	Executive Vice President, General Counsel & Secretary, MGM MIRAGE



its way to three million by the end of the decade. Las Vegas is leading the U.S. migration to the Southwest. Our newcomers are attracted by lifestyle, weather, cost of living and economic opportunity. Many have come from cities in the East, West, and Midwest and take elements of established communities for granted, such as medical, educational and cultural excellence and diversity.

The people of Las Vegas today have great aspirations and expect and demand more of our community. We are a city without a proper city, and that is about to change. Ambitious plans are underway to revitalize Downtown Las Vegas, centered around a beautiful performing arts center and a Frank Gehry-designed Brain Institute. UNLV is in the midst of a major capital campaign to enhance the Midtown section of Las Vegas, and your Company has embarked on the most comprehensive project to date – CityCenter at the heart of the Las Vegas Strip.

The Dubai World transaction represents a model we can replicate in future development opportunities to capitalize on our valuable real estate assets at attractive market valuations while allowing us to reduce debt and minimize the strain of significant resort development. In addition, we bring to bear all the same management expertise we would if we owned CityCenter outright, but earn a fee for doing so. This "capital light" model is increasingly desirable in the current challenging market. Your Company is among the few that continues to enjoy excellent access to low-cost capital. Our senior credit facility does not mature until 2011 and at December 31, 2007 we had $3.4 billion of available borrowings under the senior credit facility. We have very low leverage, no significant maturities of debt in 2008 and a strategy for expansion based on minimal use of financial capital and more use of intellectual capital.

Of course, Dubai World also became a shareholder of MGM MIRAGE in 2007 and expanded their holdings in 2008 when we jointly purchased 15 million shares of Company common stock. We welcome Dubai World's thoughtful leadership and look forward to a long relationship. The joint tender offer also affirms our vision to return value to shareholders and focus on financial flexibility.

Our management team, from the senior executive level through to our tremendous resort leadership groups, is our most prized asset. We cultivate our leaders through targeted and highly effective programs, and we are always on the lookout for new opportunities to challenge our best. Reflecting our rapid transition to an operating company with tremendous development potential, we promoted Bobby Baldwin to your Company's Chief Design & Construction Officer. Bobby brings vast experience in complex resort development and his legendary operating skills position your Company perfectly to exploit new growth initiatives. Also in 2007 we gave Gamal Aziz new responsibilities with the creation of MGM MIRAGE Hospitality. He is assembling a world class team to discover, assess and pursue new development opportunities. We also tasked Bob Moon, President of MGM MIRAGE International, with finding expansion opportunities in Asia. Also of note we are pleased to have made the following appointments:

- Dan D'Arrigo was promoted to the position of Chief Financial Officer;
- Rob Sellwood was promoted to the position of Chief Accounting Officer;
- Cathy Santoro was promoted to serve as Treasurer;
- Cindy Kiser Murphey has transitioned from leading Human Resources to become the President of New York-New York;
- Lorenzo Creighton is now the President of MGM Grand Detroit; and
- Bill Hornbuckle was given added responsibility as the President of our future MGM Grand Atlantic City.

Ideas and concepts are only as good as those executing the changes. Your 67,000 employees are all working from the same plan. We understand the Vision set by our Board of Directors and senior management, and we have the tools to make the dreams become reality. We have been successful in the past navigating the complex industry and global forces that will influence our course, and we are confident we will do so again in the future. We expect nothing less than to operate at the highest professional standards and generate significant value for all our stakeholders. We see this Vision with clarity and conviction.

Sincerely,

JAMES J. MURREN
President and Chief Operating Officer

financial highlights

IN THOUSANDS, EXCEPT PER SHARE DATA

For the Years Ended December 31,	2007	2006	2005	2004	2003
Net revenues	$ 7,691,637	$ 7,175,956	$ 6,128,843	$ 4,001,804	$ 3,657,662
Operating income	2,863,930	1,758,248	1,330,065	932,613	684,879
Income from continuing operations	1,400,545	635,996	435,366	345,209	226,719
Net income	1,584,419	648,264	443,256	412,332	243,697
Basic earnings per share					
Income from continuing operations	$ 4.88	$ 2.25	$ 1.53	$ 1.24	$ 0.76
Net income per share	5.52	2.29	1.56	1.48	0.82
Weighted average number of shares	286,809	283,140	284,943	279,325	297,861
Diluted earnings per share					
Income from continuing operations	$ 4.70	$ 2.18	$ 1.47	$ 1.19	$ 0.75
Net income per share	5.31	2.22	1.50	1.43	0.80
Weighted average number of shares	298,284	291,747	296,334	289,333	303,184
At year-end					
Total assets	$ 22,727,686	$ 22,146,238	$ 20,699,420	$ 11,115,029	$ 10,811,269
Total debt, including capital leases	11,182,003	12,997,927	12,358,829	5,463,619	5,533,462
Stockholders' equity	6,060,703	3,849,549	3,235,072	2,771,704	2,533,788
Stockholders' equity per share	$ 20.63	$ 13.56	$ 11.35	$ 9.87	$ 8.85
Number of shares outstanding	293,769	283,909	285,070	280,740	286,192

In January 2004, we sold the Golden Nugget Las Vegas and the Golden Nugget Laughlin including substantially all of the assets and liabilities of those resorts (the "Golden Nugget Subsidiaries"). In July 2004, we sold the subsidiaries that owned and operated MGM Grand Australia. In April 2007, we completed the sale of the Primm Valley Resorts. In June 2007, we completed the sale of the Colorado Belle and Edgewater resorts in Laughlin, Nevada (the "Laughlin Properties"). The results of the above operations are classified as discontinued operations for all periods presented.

The Mandalay acquisition closed on April 25, 2005. Beau Rivage was closed from August 2005 to August 2006 due to Hurricane Katrina. Beginning January 1, 2006, we began to recognize stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). For the years ended December 31, 2007 and 2006, incremental expense, before tax, resulting from the adoption of SFAS 123(R) was $46 million and $70 million, respectively. During 2007 and 2006, we recognized our share of profits from the sale of condominium units at The Signature at MGM Grand. We recognized $93 million and $117 million (pre-tax) of such income in 2007 and 2006, respectively. During 2007 and 2006, we recognized $284 million and $86 million, respectively, of pre-tax income for insurance recoveries related to Hurricane Katrina. During 2007, we recognized a $1.03 billion pre-tax gain on the contribution of CityCenter to a joint venture.


NET REVENUE
($ in millions)
$7,692
$7,176
$6,129
$0
$2,000
$4,000
$6,000
$8,000


OPERATING INCOME
($ in millions)
$2,864
$1,758
$1,330
$0
$750
$1,500
$2,250
$3,000


EARNINGS PER SHARE
$5.31
$2.22
$1.50
$0
$1.50
$3.00
$4.50
$6.00
2007
2006
2005

financial table of contents

EXECUTIVE OVERVIEW

Current Operations

At December 31, 2007, our operations consisted of 17 wholly-owned casino resorts and 50% investments in four other casino resorts, including:

Las Vegas, Nevada:
Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, TI, New York-New York, Excalibur, Monte Carlo, Circus Circus Las Vegas and Slots-A-Fun.

Other:
Circus Circus Reno and Silver Legacy (50% owned) in Reno, Nevada; Gold Strike in Jean, Nevada; Railroad Pass in Henderson, Nevada; MGM Grand Detroit; Beau Rivage in Biloxi, Mississippi and Gold Strike Tunica in Tunica, Mississippi; Borgata (50% owned) in Atlantic City, New Jersey; Grand Victoria (50% owned) in Elgin, Illinois; and MGM Grand Macau (50% owned).

Other operations include the Shadow Creek golf course in North Las Vegas; two golf courses south of Primm, Nevada at the California state line; and Fallen Oak golf course in Saucier, Mississippi.

In April 2007, we closed the sale of the Primm Valley Resorts (Whiskey Pete's, Buffalo Bill's and Primm Valley Resort in Primm, Nevada), not including the two golf courses. In June 2007, we closed the sale of the Laughlin Properties (Colorado Belle and Edgewater). See "Results of Operations – Discontinued Operations." In February 2007, we entered into an agreement to contribute Gold Strike and Nevada Landing (the "Jean Properties") and surrounding land to a joint venture, and we closed Nevada Landing in March 2007. See "Liquidity and Capital Resources – Other Factors Affecting Liquidity."

CityCenter Joint Venture Transaction

We and our joint venture partner are developing CityCenter located on a 67-acre site on the Las Vegas Strip, between Bellagio and Monte Carlo. CityCenter will feature a 4,000-room casino resort designed by world-famous architect Cesar Pelli; two 400-room non-gaming boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental; approximately 425,000 square feet of retail shops, dining and entertainment venues; and approximately 2.3 million square feet of residential space in approximately 2,650 luxury condominium and condominium-hotel units in multiple towers. CityCenter is expected to open in late 2009.

In November 2007, we completed a transaction with Dubai World, a Dubai, United Arab Emirates government decree entity, to form a 50/50 joint venture for the CityCenter development. The joint venture, CityCenter Holdings, LLC ("CityCenter"), is owned equally by us and Infinity World Development Corp., a wholly-owned subsidiary of Dubai World. We contributed the CityCenter assets which the parties valued at $5.4 billion, subject to certain adjustments. Dubai World contributed cash of $2.96 billion. At the close of the transaction, we received a cash distribution of $2.47 billion, of which $22 million will be repaid to CityCenter as a result of a post-closing adjustment. The joint venture retained approximately $492 million to fund near-term construction costs. We will continue to serve as developer of CityCenter and will receive additional consideration of up to $100 million if the project is completed on time and actual development costs, net of residential proceeds, are within specified parameters. Upon completion of construction, we will manage CityCenter for a fee. We recognized a $1.03 billion pre-tax gain as a result of the transaction.

Key Performance Indicators

We operate primarily in one segment, the operation of casino resorts, which includes offering gaming, hotel, dining, entertainment, retail and other resort amenities. Over half of our net revenue is derived from non-gaming activities, a higher percentage than many of our competitors, as our operating philosophy is to provide a complete resort experience for our guests, including non-gaming amenities which command a premium price based on their quality. Our significant convention and meeting facilities allow us to maximize hotel occupancy and customer volumes during off-peak times such as mid-week or during traditionally slower leisure travel periods, which also leads to better labor utilization. We believe that we own several of the premier casino resorts in the world, and a main focus of our strategy is to continually reinvest in these resorts to maintain our competitive advantage.

As a resort-based company, our operating results are highly dependent on the volume of customers at our resorts, which in turn impacts the price we can charge for our hotel rooms and other amenities. We also generate a significant portion of our operating income from the high-end gaming customers, which can cause variability in our results. Key performance indicators related to revenue are:

- Gaming revenue indicators – table games drop and slots handle (volume indicators); "win" or "hold" percentage, which is not fully controllable by us. Our normal table games win percentage is in the range of 18% to 22% of table games drop and our normal slots win percentage is in the range of 6.5% to 7.5% of slots handle;

- Hotel revenue indicators – hotel occupancy (volume indicator); average daily rate ("ADR", price indicator); revenue per available room ("REVPAR"), a summary measure of hotel results, combining ADR and occupancy rate.

Most of our revenue is essentially cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. Our resorts, like many in the industry, generate significant operating cash flow. Our industry is capital intensive and we rely heavily on the ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

We generate a majority of our net revenues and operating income from our resorts in Las Vegas, Nevada, which exposes us to certain risks outside of our control, such as increased competition from new or expanded Las Vegas resorts, and the impact from expansion of gaming in California. We are also exposed to risks related to tourism and the general economy, including national and global economic conditions and terrorist attacks or other global events.

Our results of operations do not tend to be seasonal in nature, though a variety of factors may affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, including New Year and Chinese New Year. We market to different customer segments to manage our hotel occupancy, such as targeting large conventions to ensure mid-week occupancy. Our results do not depend on key individual customers, though our success in marketing to customer groups, such as convention customers, or the financial health of customer segments, such as business travelers or high-end gaming customers from a particular country or region, can impact our results.

Overall Outlook

We believe that economic conditions in the United States, including the downturn in the housing market and credit concerns, during the latter half of 2007 and into 2008 have had, and could continue to have, a negative impact on our operating results. The impact is currently most noticeable at our mid-market resorts, particularly those outside of Las Vegas. Offsetting these macroeconomic conditions is the continued expected strength of Las Vegas as a tourist destination. We also believe that we will continue to benefit from recent and ongoing strategic capital investments at our resorts. Our Las Vegas Strip resorts require ongoing capital investment to maintain their competitive advantages. We believe these investments in additional non-gaming amenities have enhanced our ability to generate increased visitor volume and allow us to charge premium prices for our amenities. In 2007, we completed many improvements at our Las Vegas strip resorts, including:

- A remodel of approximately 400 of Bellagio's suites; a complete remodel of the approximately 3,200 standard rooms at Mandalay Bay; and a remodel of over 1,000 of the standard rooms at Excalibur.
- Nightclub amenities including The Bank nightclub at Bellagio; eyecandy sound lounge and bar at Mandalay Bay; and CatHouse ultra lounge and restaurant and LAX nightclub, both located at Luxor.
- New restaurants and bars such as Diablo's Cantina at Monte Carlo; Dick's Last Resort at Excalibur; and Company American Bistro at Luxor.
- Other resort facilities, including a complete upgrade to Mandalay Bay's pool area—including adding a casino, restaurant and luxury cabanas—and a significant remodel to the spa and salon at The Mirage.

These improvements, along with other amenities and improvements projected to open in 2008, are expected to lead to increased customer volumes in gaming areas, restaurants, shops, entertainment venues and our other resort amenities. In addition, the following items are relevant to our overall outlook:

- The all-new MGM Grand Detroit hotel and casino complex opened on October 2, 2007. The new casino has approximately 4,400 slot machines, 95 table games, 400 hotel rooms, and a variety of food and beverage offerings. The interim facility closed on September 30, 2007 and had significantly fewer gaming positions and no hotel. Based on the increased gaming capacity and extent of resort amenities, we expect significantly higher revenues at MGM Grand Detroit in 2008. In addition, now that the permanent casino is open the gaming tax rate decreased, retroactive to October 2, from 26% to 21%.

- We own 50% of MGM Grand Macau, which opened on December 18, 2007. Our share of income from MGM Grand Macau will positively impact our results for 2008.
- In August 2007, we entered a new five-year collective bargaining agreement covering approximately 21,000 of our Las Vegas Strip employees. This does not include the collective bargaining agreement covering employees at MGM Grand Las Vegas, which expires in 2008. The new agreement is retroactive to May 31, 2007 and provides for increases in wages and benefits of approximately 4% annually. In addition, in October 2007 we entered into a new four-year labor agreement covering approximately 2,900 employees at MGM Grand Detroit which provides for average annual increases in wages and benefits of approximately 6%.

Financial Statement Impact of Hurricane Katrina

Beau Rivage closed in late August 2005 due to significant damage sustained as a result of Hurricane Katrina and re-opened in August 2006. We maintained insurance covering both property damage and business interruption as a result of the storm. The deductible under this coverage was approximately $15 million, based on the amount of damage incurred. Business interruption coverage covered lost profits and other costs incurred during the construction period and up to six months following the reopening of the facility.

As of December 31, 2007, we had reached final settlement agreements with our insurance carriers and received insurance recoveries of $635 million which exceeded the $265 million of net book value of damaged assets and post-storm costs incurred. All post-storm costs and expected recoveries have been recorded net within "General and administrative" expenses in the accompanying consolidated statements of income, except for depreciation of non-damaged assets, which is classified as "Depreciation and amortization." During the year ended December 31, 2007, we recognized $284 million of insurance recoveries in income, of which $217 million was recorded within "Property transactions, net" and $67 million was recorded within "General and administrative expense." The remaining $86 million previously recognized in income was recorded within "Property transactions, net" in 2006.

Cash received for insurance recoveries are classified as cash flows from investing activities if the recoveries relate to property damage, and cash flows from operations if the recoveries relate to business interruption. During 2007, we received $280 million in insurance recoveries, of which $207 million was classified as investing cash flows and $73 million was classified as operating cash flows. During 2006, we received $309 million in insurance recoveries, of which $210 million was classified as investing cash flows and $99 million was classified as operating cash flows. During 2005, we received $46 million in insurance recoveries, all of which was classified as investing cash flows.

RESULTS OF OPERATIONS

Summary Financial Results

The following table summarizes our financial results:

(IN THOUSANDS, EXCEPT PER SHARE DATA)

Year Ended December 31,	2007	% Change	2006	% Change	2005
Net revenues	$ 7,691,637	7%	$ 7,175,956	17%	$ 6,128,843
Operating income	2,863,930	63%	1,758,248	32%	1,330,065
Income from continuing operations	1,400,545	120%	635,996	46%	435,366
Net income	1,584,419	144%	648,264	46%	443,256
Diluted income from continuing operations per share	$ 4.70	116%	$ 2.18	48%	$ 1.47
Diluted net income per share	5.31	140%	2.22	48%	1.50

References to same-store results in our analysis for 2006 compared to 2005 exclude the resorts acquired in our April 25, 2005 acquisition of Mandalay Resort Group ("Mandalay"), Monte Carlo and Beau Rivage. We owned 50% of Monte Carlo prior to the Mandalay acquisition. On a consolidated basis, the most important factors and trends contributing to our performance over the last three years have been:

- During the fourth quarter of 2007 we recognized a $1.03 billion gain related to the contribution of the CityCenter assets to a joint venture.
- The addition of Mandalay's resorts on April 25, 2005.
- Our ongoing capital investments in our resorts, which we believe is allowing us to market more effectively to visitors, capture a greater share of our visitors' increased travel budgets, and generate premium pricing for our resorts' rooms and other amenities.
- The closure of Beau Rivage in August 2005 after Hurricane Katrina and subsequent reopening in August 2006, and income related to insurance recoveries. Operating income at Beau Rivage was $321 million, $104 million, and $40 million in 2007, 2006 and 2005, respectively, which includes income from insurance recoveries of $284 million in 2007 and $86 million in 2006.

- Recognition of our share of profits from the closings of condominium units of The Signature at MGM Grand, which were complete as of December 31, 2007. The venture recorded revenue and cost of sales as units closed. In 2007, we recognized income of approximately $84 million related to our share of the venture's profits and $8 million of deferred profit on land contributed to the venture. In 2006, we recognized income of approximately $102 million related to our share of the venture's profits and $15 million of deferred profit on land contributed to the venture. These amounts are classified in "Income from unconsolidated affiliates" in the accompanying consolidated statements of income.
- The adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). We recorded $46 million and $70 million of additional stock compensation expense in 2007 and 2006, respectively, as a result of adopting SFAS 123(R). Prior to January 1, 2006, we did not recognize expense for employee stock options.

Operating Results

The following table includes key information about our operating results:

(IN THOUSANDS)

Year Ended December 31,	2007	% Change	2006	% Change	2005
Net revenues	$ 7,691,637	7%	$ 7,175,956	17%	$ 6,128,843
Operating expenses:					
Casino and hotel operations	4,139,147	9%	3,813,386	15%	3,316,870
General and administrative	1,140,363	6%	1,070,942	20%	889,806
Corporate expense	193,893	20%	161,507	24%	130,633
Preopening and restructuring	92,105	146%	37,397	138%	15,693
Property transactions, net	(186,313)	NM	(40,980)	NM	37,021
CityCenter gain	(1,029,660)	NM	—	—	—
Depreciation and amortization	700,334	11%	629,627	12%	560,626
	5,049,869	(11%)	5,671,879	15%	4,950,649
Income from					
unconsolidated affiliates	222,162	(13%)	254,171	67%	151,871
Operating income	$ 2,863,930	63%	$ 1,758,248	32%	$ 1,330,065

Net revenues in 2007 included a full year of results for Beau Rivage. Excluding Beau Rivage, net revenues increased 4%, largely due to strength in hotel room rates and other non-gaming revenues. Operating income increased 63% in 2007 over 2006 and included the CityCenter gain, higher Hurricane Katrina insurance recoveries income, and a full year of operations at Beau Rivage. These increases were partially offset by lower profits recognized from the sale of units at The Signature at MGM Grand and higher preopening expenses, primarily related to the openings of MGM Grand Macau and MGM Grand Detroit. Excluding the impact from these items, operating income for 2007 decreased approximately 5% compared to 2006 mainly related to higher depreciation and amortization expense related to our continued capital investments and higher corporate expense. Corporate expense increased 20% in 2007 over 2006. The increase in corporate expense is partially due to severance costs, costs associated with our CityCenter joint venture transaction, and development costs associated with our planned MGM Grand Atlantic City project.

The 2006 and 2005 increase in net revenues resulted primarily from the addition of Mandalay. Net revenues for 2006 included a full year of operations for Mandalay resorts and 2005 included approximately 8 months of operations for Mandalay resorts. On a same-store basis, net revenues increased 5% in 2006. Operating income for 2006 increased 32% over 2005; same store operating income increased 15%, partially due to the increases in revenues discussed above with continued strong operating margins. In addition, we recognized income of $102 million from our share of profits from The Signature at MGM Grand along with a $15 million gain on land contributed to the venture. Partially offsetting these items was the $70 million of incremental stock-based compensation expense. Excluding these items, same store operating income increased 10%, with an operating margin of 22% in 2006 compared to 21% in 2005. Corporate expense increased 24%, almost entirely due to $30 million of stock-based compensation.

Operating Results – Detailed Revenue Information

The following table presents detail of our net revenues:

(IN THOUSANDS)

Year Ended December 31,	2007	% Change	2006	% Change	2005
Casino revenue, net:					
Table games	$ 1,228,296	(2%)	$ 1,251,304	13%	$ 1,107,337
Slots	1,897,610	7%	1,770,176	13%	1,563,485
Other	113,148	4%	108,958	16%	93,724
Casino revenue, net	3,239,054	3%	3,130,438	13%	2,764,546
Non-casino revenue:					
Rooms	2,130,542	7%	1,991,477	22%	1,634,588
Food and beverage	1,651,655	11%	1,483,914	17%	1,271,650
Entertainment, retail and other	1,376,417	16%	1,190,904	17%	1,018,813
Non-casino revenue	5,158,614	11%	4,666,295	19%	3,925,051
	8,397,668	8%	7,796,733	17%	6,689,597
Less: Promotional allowances	(706,031)	14%	(620,777)	11%	(560,754)
	$ 7,691,637	7%	$ 7,175,956	17%	$ 6,128,843

Table games revenue decreased 7% in 2007 excluding Beau Rivage, as volumes were essentially flat. The table games hold percentage was slightly lower in 2007, though in the normal range for both years. In 2006, table games revenue increased 7% over 2005 on a same store basis, with strong baccarat volume—up 4%—and a somewhat higher hold percentage, but within the normal range in both periods.

Excluding Beau Rivage, slots revenue was flat in 2007. Slots revenue was strong at many of our Las Vegas Strip Resorts, including Bellagio and MGM Grand Las Vegas—each up 8%—and The Mirage and Mandalay Bay—each up 5%. These increases in slot revenues at our high-end Las Vegas Strip resorts were offset by lower revenues at our mid-market resorts. In 2006, slots revenue increased 3% on a same store basis, as a result of increases at MGM Grand Las Vegas and TI.

Hotel revenue increased 5% in 2007 excluding Beau Rivage, with a 7% increase in company–wide REVPAR. Strength in demand and room pricing on the Las Vegas Strip led to a 5% increase in ADR and a slight increase in occupancy percentage to 93%. In 2006, hotel revenue increased 4% over 2006 on a same-store basis, due to strong room pricing, leading to a 7% increase in same-store REVPAR.

The increases in food and beverage revenue in 2007 and 2006 are the result of investments in new restaurants and nightclubs. In particular, in 2007 we opened several new outlets at Excalibur, Mandalay Bay and Luxor—including the *LAX* nightclub. Also, we opened several restaurants and the *Jet* nightclub at The Mirage throughout 2006. The strength in the business travel segment has also contributed to revenue growth at many of our high-end restaurants and in catering operations.

Entertainment revenues in 2007 and 2006 benefited from *Love*, the Beatles-themed Cirque du Soleil show at The Mirage, which opened July 2006. In addition, in 2007 we saw improved results in our production shows generally, with higher occupancy at several shows compared to 2006.

In 2007, we generated 58% of net revenues from non-gaming activities compared to 56% in 2006 and 55% in 2005. We expect this trend to continue in 2008, as we continue to invest in new non-gaming amenities at our resorts and the MGM Grand Detroit hotel will be open for a full year.

Operating Results – Details of Certain Charges

Stock compensation expense is recorded within the department of the recipient of the stock compensation award. In periods prior to January 1, 2006, such expense consisted only of restricted stock amortization and expense associated with stock options granted to non-employees. Beginning January 1, 2006, stock compensation expense includes the cost of all stock-based awards to employees under SFAS 123(R). The following table shows the amount of incremental compensation related to employee stock-based awards included within each income statement expense caption:

(IN THOUSANDS)

Year Ended December 31,	2007	2006
Casino	$ 11,513	$ 13,659
Other operating departments	3,180	5,319
General and administrative	12,143	19,722
Corporate expense and other	19,707	30,421
Discontinued operations	(865)	1,267
	$ 45,678	$ 70,388

Preopening and start-up expenses consisted of the following:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
CityCenter	$ 24,169	$ 9,429	$ 5,173
MGM Grand Macau	36,853	5,057	1,914
MGM Grand Detroit	26,257	3,313	503
The Signature at MGM Grand	1,130	8,379	1,437
Love at The Mirage	—	3,832	—
Other	3,696	6,352	6,725
	$ 92,105	$ 36,362	$ 15,752

Preopening and start-up expenses for CityCenter will continue to increase as the project nears its expected completion in late 2009. However, since we completed the CityCenter joint venture transaction in November 2007 we will only recognize our 50% share of these preopening costs in the future. MGM Grand Macau preopening and start-up expenses relate to our share of that venture's preopening costs. Preopening and start-up expenses for The Signature at MGM Grand relate to our costs associated with preparing the towers for rental operations.

Property transactions, net consisted of the following:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Write-downs and impairments	$ 33,624	$ 40,865	$ 28,622
Demolition costs	5,665	348	5,362
Insurance recoveries	(217,290)	(86,016)	—
Other net losses on asset sales or disposals	(8,312)	3,823	3,037
	$ (186,313)	$ (40,980)	$ 37,021

Write-downs and impairments in 2007 included write-offs related to discontinued construction projects and a write-off of the carrying value of the Nevada Landing building assets due to its closure in March 2007. The 2007 period also includes demolition costs primarily related to the Mandalay Bay room remodel.

Write-downs and impairments in 2006 included $22 million related to the write-off of the tram connecting Bellagio and Monte Carlo, including the stations at both resorts, in preparation for construction of CityCenter. Other impairments related to assets being replaced in connection with several capital projects, as well as the $4 million write-off of Luxor's investment in the *Hairspray* show.

Write-downs and impairments in 2005 related primarily to assets removed from service in connection with capital projects at several resorts. Demolition costs related primarily to room remodel activity at MGM Grand Las Vegas and the new showroom at The Mirage.

Insurance recoveries in 2007 and 2006 related to the insurance recoveries received related to property damage from Hurricane Katrina in excess of the book value of the damaged assets and post-storm costs incurred.

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

(IN THOUSANDS)

For the periods ended December 31,	*2007*	*2006*	*2005*
Total interest incurred	$ 930,138	$ 900,661	$ 685,552
Interest capitalized	(215,951)	(122,140)	(29,527)
Interest allocated to discontinued operations	(5,844)	(18,160)	(15,267)
	$ 708,343	$ 760,361	$ 640,758
Cash paid for interest, net of amounts capitalized	$ 731,618	$ 778,590	$ 588,587
Weighted average total debt balance	$ 13.0 billion	$ 12.7 billion	$ 10.1 billion
End-of-year ratio of fixed-to-floating debt	71/29	66/34	61/39
Weighted average interest rate	7.1%	7.1%	6.8%

Gross interest costs increased in 2007 compared to 2006 due to higher average debt balances during the year up until the significant reduction in debt in the fourth quarter resulting from the $2.47 billion received upon the close of the CityCenter joint venture transaction and the $1.2 billion received from our sale of common stock to a wholly-owned subsidiary of Dubai World. Net interest expense decreased due to increased capitalized interest from the ongoing construction of CityCenter, MGM Grand Detroit, and MGM Grand Macau.

Interest costs increased in 2006 over 2005 due to higher average outstanding debt resulting from a full year of debt outstanding related to the Mandalay acquisition, incremental borrowings in 2006 to fund capital investments, and a slightly higher average interest rate. Capitalized interest increased in 2006 as we continued to capitalize interest on the CityCenter construction and our investment in MGM Grand Macau. The increase in our weighted average interest rate was due to slightly higher market rates, which affects our variable rate debt.

The following table summarizes information related to our income taxes:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Income from continuing operations before income tax	$ 2,158,428	$ 977,926	$ 667,085
Income tax provision	757,883	341,930	231,719
Effective income tax rate	35.1%	35.0%	34.7%
Cash paid for income taxes	$ 391,042	$ 369,450	$ 75,776

The effective tax rate in 2007 was slightly higher than the statutory rate and the prior year rate. The 2007 effective tax rate would have been higher except for the CityCenter gain, which greatly minimized the impact of permanent and other tax items. Additionally in 2007, a benefit for a deduction related to domestic production activities, resulting primarily from the CityCenter transaction, was offset by nondeductible losses from unconsolidated foreign affiliates during the year.

The effective income tax rate in 2006 benefited from a reversal of tax reserves that were no longer required, primarily due to guidance issued by the Internal Revenue Service related to the deductibility of certain complimentaries. The 2006 rate was still higher than the 2005 rate, however, as such reversal was less than the one-time tax benefit recognized in 2005 due to a tax benefit realized from the repatriation of foreign earnings from Australia as a result of the provisions of the American Jobs Creation Act of 2004.

Cash paid for income taxes increased only slightly in 2007 over 2006, despite significantly higher pre-tax income. Since the CityCenter gain was realized in the fourth quarter of 2007, the associated income taxes will be paid in 2008. Cash paid for income taxes increased significantly in 2006 due primarily to the payment of taxes on the gain on Mandalay's sale of MotorCity Casino, taxable income associated with the sales of units at the Signature at MGM Grand, and an increase in pre-tax income resulting from the Mandalay merger and continued improvements in operating results.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows – Summary

Our cash flows consisted of the following:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Net cash provided by operating activities	$ 994,416	$ 1,231,952	$ 1,182,796
Investing cash flows:			
Purchases of property and equipment	(2,917,409)	(1,758,795)	(719,146)
Proceeds from contribution of CityCenter	2,468,652	—	—
Acquisition of Mandalay Resort Group, net	—	—	(4,420,990)
Proceeds from disposals of discontinued operations, net	578,873	—	—
Purchase of convertible note	(160,000)	—	—
Hurricane Katrina insurance recoveries	207,289	209,963	46,250
Investments in unconsolidated affiliates	—	(86,000)	(183,000)
Other	31,896	(7,595)	(25,931)
Net cash provided by (used in) investing activities	209,301	(1,642,427)	(5,302,817)
Financing cash flows:			
Net borrowings (repayments) under bank credit facilities	(1,152,300)	(393,150)	4,725,000
Issuance of long-term debt	750,000	1,500,000	880,156
Repayment of long-term debt	(1,402,233)	(444,500)	(1,408,992)
Issuance of common stock	1,192,758	—	—
Issuance of common stock upon exercise of stock options	97,792	89,113	145,761
Purchases of common stock	(826,765)	(246,892)	(217,316)
Other	100,211	5,453	(61,783)
Net cash provided by (used in) financing activities	(1,240,537)	510,024	4,062,826
Net increase (decrease) in cash and cash equivalents	$ (36,820)	$ 99,549	$ (57,195)

Cash Flows – Operating Activities

Trends in our operating cash flows tend to follow trends in our operating income, excluding gains and losses from investing activities and net property transactions, since our business is primarily cash-based. Cash flow from operations decreased 18% in 2007, partially the result of trends in operating income, excluding the CityCenter gain, Katrina-related income and other similar items. In addition, the Company's net cash outflows related to CityCenter residential sales—construction expenditures and customer deposits—increased by $135 million. Cash flow from operations increased in 2006 over 2005 as a result of higher operating income, offset by higher interest and tax payments—tax payments in particular increased to $369 million in 2006 versus $76 million in 2005.

At December 31, 2007 and 2006, we held cash and cash equivalents of $412 million and $453 million, respectively. We require a certain amount of cash on hand to operate our resorts. Beyond our cash on hand, we utilize a company-wide cash management system to minimize the amount of cash held in banks. Funds are swept from accounts at our resorts daily into central bank accounts, and excess funds are invested overnight or are used to repay borrowings under our bank credit facilities.

Cash Flows – Investing Activities

Capital expenditures consisted of the following:

(IN MILLIONS)

Year Ended December 31,	2007	2006	2005
Development and expansion projects:			
CityCenter	$ 962	$ 520	$ 79
MGM Grand Detroit	336	262	90
Beau Rivage	63	446	44
Las Vegas Strip land	584	—	—
Capitalized interest on development and expansion projects	191	101	20
	2,136	1,329	233
Other			
Room remodel projects	205	39	64
Corporate aircraft	102	48	—
Other	474	343	422
	781	430	486
	$ 2,917	$ 1,759	$ 719

The CityCenter proceeds and Hurricane Katrina insurance recoveries were discussed earlier in the "Executive Overview" section. In 2007, we received net proceeds of $579 million from the sale of the Primm Valley Resorts and the Laughlin Properties. Also in 2007, we purchased a $160 million convertible note issued by The M Resort LLC, which is developing a casino resort on Las Vegas Boulevard, 10 miles south of Bellagio. The note is convertible, with certain restrictions, into a 50% equity position in The M Resort LLC. Investments in unconsolidated affiliates in 2006 and 2005 primarily represented investments in MGM Grand Macau.

Cash Flows – Financing Activities

We repaid net debt of $1.8 billion in 2007, including $1.2 billion under our senior credit facility. In 2007, we issued $750 million of 7.5% senior notes maturing in 2016 and we repaid the following senior and senior subordinated notes at their scheduled maturity: $710 million of 9.75% senior subordinated notes; $200 million of 6.75% senior notes; and $492.2 million of 10.25% senior subordinated notes.

In 2007, we received approximately $1.2 billion from the sale of 14.2 million shares of our common stock to Infinity World Investments, a wholly-owned subsidiary of Dubai World, at a price of $84 per share. We received $98 million, $89 million and $146 million in proceeds from the exercise of employee stock options in the years ended December 31, 2007, 2006 and 2005, respectively.

In 2006, we borrowed net debt of $662 million, due to the level of capital expenditures, share repurchases and investments in unconsolidated affiliates. We repaid at their scheduled maturity our $200 million 6.45% senior notes and our $245 million 7.25% senior notes, and we issued $1.5 billion of senior notes at various times throughout the year, with interest rates ranging from 6.75% to 7.625% and maturities ranging from 2013 to 2017.

Our primary financing activities in 2005 related to the Mandalay acquisition. The cash purchase price of Mandalay was funded from borrowings under our senior credit facility. We also issued $875 million of fixed rate debt in various issuances.

In 2005, we repaid at their scheduled maturity two issues of senior notes—$176.4 million of 6.625% senior notes and $300 million of 6.95% senior notes—and redeemed one issue of senior notes due in 2008—$200 million of 6.875% senior notes. The redemption of the 2008 senior notes resulted in a loss on early retirement of debt of $20 million, which is classified as "Other, net" in the accompanying consolidated statements of income. In addition, in the second quarter of 2005 we initiated a tender offer for several issuances of Mandalay's senior notes and senior subordinated notes totaling $1.5 billion. Holders of $155 million of Mandalay's senior notes and senior subordinated notes redeemed their holdings. Holders of Mandalay's floating rate convertible senior debentures with a principal amount of $394 million had the right to redeem the debentures for $566 million through June 30, 2005. $388 million of principal of the convertible debentures were tendered for redemption and redeemed for $558 million.

Our share repurchases are only conducted under repurchase programs approved by our Board of Directors and publicly announced. In December 2007, our Board of Directors approved a 20 million share authorization. At December 31, 2007, we had 18.2 million shares available for repurchase under the December 2007 authorization. Our share repurchase activity was as follows:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
July 2004 authorization			
(8 million, 6.5 million, and 5.5 million shares purchased)	$ 659,592	$ 246,892	$ 217,316
December 2007 authorization			
(1.9 million shares purchased)	167,173	—	—
	$ 826,765	$ 246,892	$ 217,316
Average price of shares repurchased	$ 83.92	$ 37.98	$ 39.51

Principal Debt Arrangements

Our long-term debt consists of publicly held senior and subordinated notes and our senior credit facility. We pay fixed rates of interest ranging from 5.875% to 9.5% on the senior and subordinated notes. We pay variable interest based on LIBOR on our senior credit facility. Our current senior credit facility has a total capacity of $7.0 billion, matures in 2011, and consists of a $4.5 billion revolving credit facility and a $2.5 billion term loan facility. As of December 31, 2007, we had approximately $3.7 billion of available liquidity under our senior credit facility.

All of our principal debt arrangements are guaranteed by each of our material subsidiaries, excluding MGM Grand Detroit, LLC and our foreign subsidiaries. MGM Grand Detroit is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facilities. At December 31, 2007, the outstanding amount of borrowings related to MGM Grand Detroit, LLC was $361 million. None of our assets serve as collateral for our principal debt arrangements.

Other Factors Affecting Liquidity

Taxes on CityCenter gain. In addition to our typical cash tax payments, in the first quarter of 2008 we will make a federal income tax payment of approximately $300 million related to the CityCenter gain.

Long-term debt payable in 2008. We repaid $180 million of senior notes at maturity in February 2008. We have a total of $196 million in senior notes that we expect to repay at maturity in the third quarter of 2008.

Tender offer. In February 2008, we and a wholly-owned subsidiary of Dubai World completed a joint tender offer for 15 million shares of our common stock at a tender price of $80.00 per share. We purchased 8.5 million shares at a total purchase price of $680 million.

MGM Grand Atlantic City development. In October 2007, we announced plans for a multi-billion dollar resort complex on our 72-acre site in Atlantic City. The new resort, MGM Grand Atlantic City, is preliminarily estimated to cost approximately $4.5 to $5.0 billion, not including land and associated costs. The proposed resort would include three towers with more than 3,000 total rooms and suites, approximately 5,000 slot machines, 200 table games, 500,000 square-feet of retail, an extensive convention center, and other typical resort amenities.

Mashantucket Pequot Tribal Nation. We have entered into a series of agreements to implement a strategic alliance with the Mashantucket Pequot Tribal Nation ("MPTN"), which owns and operates Foxwoods Casino Resort in Ledyard, Connecticut. Under the strategic alliance, we are consulting with MPTN in the development of a new $700 million casino resort currently under construction adjacent to the existing Foxwoods casino resort. The new resort will utilize the "MGM Grand" brand name and is scheduled to open in Spring 2008. We have also formed a jointly owned company with MPTN—Unity Gaming, LLC—to acquire or develop future gaming and non-gaming enterprises. We will provide a loan of up to $200 million to finance a portion of MPTN's investment in joint projects.

Jean Properties. We have entered into an operating agreement to form a 50/50 joint venture with Jeanco Realty Development, LLC. The venture will master plan and develop a mixed-use community in Jean, Nevada. We will contribute the Gold Strike and surrounding land to the joint venture. The value of this contribution per the operating agreement will be $150 million. We expect to receive a distribution of $55 million upon contribution of the assets to the venture, which is subject to the venture obtaining necessary regulatory and other approvals, and $20 million no later than August 2008.

Off Balance Sheet Arrangements

Investments in unconsolidated affiliates. Our off balance sheet arrangements consist primarily of investments in unconsolidated affiliates, which currently consist primarily of our investments in CityCenter, Borgata, Grand Victoria, Silver Legacy, and MGM Grand Macau. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions. Our unconsolidated affiliate investments allow us to realize the proportionate benefits of owning a full-scale resort in a manner that minimizes our initial investment. We have not historically guaranteed financing obtained by our investees, and there are no other provisions of the venture agreements which we believe are unusual or subject us to risks to which we would not be subjected if we had full ownership of the resort.

CityCenter. The estimated net project budget for CityCenter is $8.0 billion, after net residential proceeds of $2.7 billion. The gross project budget consists of $8.7 billion of construction costs, including capitalized interest, $1.7 billion of land, $0.2 billion of preopening expenses, and $0.1 billion of intangible assets. The construction costs, land and intangible assets reflect the impact of $1.3 billion of positive valuation adjustments upon the contribution of the CityCenter assets to the joint venture.

The joint venture expects to spend approximately $2.5 billion in construction costs in 2008. As of December 31, 2007, the joint venture had $207 million of cash. In February 2008, MGM MIRAGE and Dubai World each loaned $100 million to the joint venture to fund near-term construction costs. The joint venture is currently negotiating with its lenders to obtain project financing to fund remaining construction spending. The joint venture anticipates that project financing will include requirements to utilize the project assets as security for the financing. The other potential source of project financing is additional contributions from MGM MIRAGE and Dubai World, which require approval of the joint venture's Board of Directors.

Letters of credit. At December 31, 2007, we had outstanding letters of credit totaling $85 million, of which $50 million support bonds issued by the Economic Development Corporation of the City of Detroit. These bonds are recorded as a liability in our consolidated balance sheets. This obligation was undertaken to secure our right to develop a permanent casino in Detroit.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual commitments as of December 31, 2007:

(IN MILLIONS)

	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$ 378	$ 1,278	$ 1,124	$ 3,763	$ 551	$ 4,060
Estimated interest payments on long-term debt (1)	684	674	592	477	306	1,029
Capital leases	2	2	2	1	1	—
Operating leases	14	9	8	7	6	41
Tax liabilities (2)	3	—	—	—	—	—
Long-term liabilities (3)	139	71	21	5	3	22
Other purchase obligations:						
Construction commitments	166	2	2	3	—	—
Employment agreements	128	78	26	3	—	—
Entertainment agreements (4)	131	19	—	—	—	—
Other (5)	183	21	16	14	10	—
	$ 1,828	$ 2,154	$ 1,791	$ 4,273	$ 877	$ 5,152

(1) Estimated interest payments on long-term debt are based on principal amounts outstanding at December 31, 2007 and forecasted LIBOR rates for our bank credit facility.

(2) Approximately $84 million of tax liabilities related to unrecognized tax benefits are excluded from the table as we cannot reasonably estimate when examination and other activity related to these amounts will conclude.

(3) Includes our obligation to support $50 million of bonds issued by the Economic Development Corporation of the City of Detroit as part of our development agreement with the City. The bonds mature in 2009. Also includes the estimated payments of obligations under our deferred compensation and supplemental executive retirement plans, based on balances as of December 31, 2007 and assumptions of retirement based on plan provisions.

(4) Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. We are generally contractually committed for a period of 12 months based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods.

(5) The amount for 2008 includes approximately $141 million of open purchase orders. Other commitments are for various contracts, including corporate aircraft purchases, maintenance and other service agreements and advertising commitments.

Summary of Expected Sources and Uses of Funds

We plan to fund our contractual obligations and other estimated spending through a combination of operating cash flow, available borrowings under our senior credit facility and potential issuances of fixed rate long-term debt. We generated over $1.0 billion in operating cash flow in 2007, which included deductions for interest payments, tax payments and certain contractually committed payments reflected in the above table, including operating leases, employment agreements and entertainment agreements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material impact on our results of operations, financial position or cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Bellagio, MGM Grand Las Vegas, Mandalay Bay and The Mirage. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well.

We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States. At December 31, 2007 and 2006, approximately 47% and 48%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. At December 31, 2007 and 2006, approximately 38% and 37%, respectively, of our casino accounts receivable was owed by customers from the Far East.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectibility of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

(IN THOUSANDS)

At December 31,	2007	2006	2005
Casino accounts receivable	**$ 266,059**	$ 248,044	$ 221,873
Allowance for doubtful casino accounts receivable	**76,718**	83,327	68,768
Allowance as a percentage of casino accounts receivable	**29%**	34%	31%
Median age of casino accounts receivable	**28 days**	46 days	39 days
Percentage of casino accounts outstanding over 180 days	**18%**	21%	19%

The allowance for doubtful accounts as a percentage of casino accounts receivable has decreased in the current year due to a decrease in aging of accounts. At December 31, 2007, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change net income by $2.7 million, or less than $0.01 per share.

Fixed asset capitalization and depreciation policies

Property and equipment are stated at cost. For the majority of our property and equipment, cost has been determined based on estimated fair values in connection with the April 2005 Mandalay acquisition and the May 2000 Mirage Resorts acquisition. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. We account for construction projects in accordance with Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiaries.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34"), interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities, as defined in SFAS 34, begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

Impairment of Long-lived Assets

We evaluate our property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using our weighted-average cost of capital, developed using a standard capital asset pricing model.

See "Results of Operations" for discussion of write-downs and impairments recorded in 2007, 2006 and 2005. In 2006, we entered into agreements to sell Primm Valley Resorts and Laughlin Properties. The fair value less costs to sell exceeded the carrying value, therefore no impairment was indicated. Other than the above items, we are not aware of events or circumstances through December 31, 2007 that would cause us to review any material long-lived assets for impairment.

Income taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. Except for certain New Jersey state net operating losses, certain other New Jersey state deferred tax assets, a foreign tax credit carryforward and certain foreign deferred tax assets, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. While positions taken in tax returns are sometimes subject to uncertainty in the tax laws, we do not take such positions unless we have "substantial authority" to do so under the Internal Revenue Code and applicable regulations. We may take positions on our tax returns based on substantial authority that are not ultimately accepted by the IRS.

Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that tax positions be assessed using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. As required by the standard, we review uncertain tax positions at each balance sheet date. Liabilities we record as a result of this analysis are recorded separately from any current or deferred income tax accounts, and are classified as current ("Other accrued liabilities") or long-term ("Other long-term liabilities") based on the time until expected payment. Additionally, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense, a policy that did not change as a result of the adoption of FIN 48.

We file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material. We are no longer subject to examination of our U.S. federal income tax returns filed for years ended prior to 2003. While the IRS examination of the 2001 and 2002 tax years closed during the first quarter of 2007, the statute of limitations for assessing tax for such years has been extended in order for us to complete the appeals process for issues that were not agreed upon at the closure of the examination. It is reasonably possible that this appeal may be settled in the next 12 months. The IRS is currently examining our federal income tax returns for the 2003 and 2004 tax years. Tax returns for subsequent years are also subject to examination.

We are no longer subject to examination of our various state and local tax returns filed for years ended prior to 2003. During 2007, the City of Detroit initiated an examination of a Mandalay Resort Group subsidiary return for the pre-acquisition year ended April 25, 2005. Also during 2007, the state of Mississippi initiated an examination of returns filed by subsidiaries of MGM MIRAGE and Mandalay Resort Group for the 2004 through 2006 tax years. This audit was settled during the first quarter of 2008, with no material impact to us. No other state or local income tax returns are under examination.

Stock-based Compensation

We account for stock-based compensation in accordance with SFAS 123(R). We measure fair value of share-based awards using the Black-Scholes model. There are several management assumptions required to determine the inputs into the Black-Scholes model. Our volatility and expected term assumptions can significantly impact the fair value of stock-based awards. The extent of the impact will depend, in part, on the extent of stock-based awards in any given year. In 2007, we granted 2.6 million stock appreciation rights with a total fair value of $68 million. In 2006, we granted 1.9 million stock options and stock appreciation rights with a total fair value of $28 million.

For 2007 awards, a 10% change in the volatility assumption (32% for 2007; for sensitivity analysis, volatility was assumed to be 29% and 35%) would have resulted in a $4.6 million, or 7%, change in fair value. A 10% change in the expected term assumption (4.1 years for 2007; for sensitivity analysis, expected term was assumed to be 3.7 years and 4.5 years) would have resulted in a $3.8 million, or 6%, change in fair value. These changes in fair value would have been recognized over the five-year vesting period of such awards. It should be noted that a change in the expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Business Combinations

We account for business combinations in accordance with Statement of Financial Accounting Standards No. 141, "Accounting for Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," and related interpretations. SFAS 141 requires that we record the net assets of acquired businesses at fair value, and we must make estimates and assumptions to determine the fair value of these acquired assets and assumed liabilities.

The determination of the fair value of acquired assets and assumed liabilities in the Mandalay acquisition required us to make certain fair value estimates, primarily related to land, property and equipment and intangible assets. These estimates require significant judgment and include a variety of assumptions in determining the fair value of acquired assets and assumed liabilities, including market data, estimated future cash flows, growth rates, current replacement cost for similar capacity for certain fixed assets, market rate assumptions for contractual obligations and settlement plans for contingencies and liabilities.

RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Business Combinations and Non-Controlling Interests

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (R), "Business Combinations," ("SFAS 141R") and SFAS No. 160 "Non-controlling interests in Consolidated Financial Statements—an amendment of ARB No. 51," ("SFAS 160"). These standards amend the requirements for accounting for business combinations, including the recognition and measurement of additional assets and liabilities at their fair value, expensing of acquisition-related costs which are currently capitalizable under existing rules, treatment of adjustments to deferred taxes and liabilities subsequent to the measure period, and the measurement of non-controlling interest, previously commonly referred to as minority interests, at fair value. SFAS 141R also includes additional disclosure requirements with respect to the methodologies and techniques used to determine the fair value of assets and liabilities recognized in a business combination. SFAS 141R and SFAS 160 apply prospectively to fiscal years beginning on or after December 15, 2008, except for the treatment of deferred tax adjustments which apply to deferred taxes recognized in previous business combinations. These standards will become effective for us on January 1, 2009. We are currently evaluating the effect, if any, the adoption of SFAS 141R and SFAS 160 will have on our consolidated financial statements.

Impact of Buy-Sell Clauses on Sales of Real Estate

In December 2007, the Emerging Issues Task Force ("EITF") of the FASB ratified its consensus on EITF No. 07-6 "Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, *Accounting for Sales of Real Estate*, When the Agreement Includes a Buy-Sell Clause." The EITF reached consensus that a buy-sell clause, in and of itself, does not constitute a prohibited form of continuing involvement that would preclude partial sale-recognition under Statement 66. This EITF is effective for fiscal years beginning after December 15, 2007, or for us January 1, 2008. The adoption of EITF No. 07-6 did not have a material impact on our consolidated financial statements.

Fair Value and Fair Value Option

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits the measure of certain financial instruments and certain other items at fair value and establishes presentation and disclosure requirements to help financial statement users to understand these measurements and their impact on earnings. This statement is effective for us beginning in January 1, 2008. The adoption of SFAS 159 did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"), SFAS 157 establishes a framework for measuring fair value under generally accepted accounting principles and expands fair value disclosures. This statement will be effective for us beginning January 1, 2008 for financial assets and liabilities and beginning January 1, 2009 for certain non-financial assets and liabilities. The adoption of SFAS 157 did not have a material impact on our consolidated financial statements.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities.

As of December 31, 2007, long-term fixed rate borrowings represented approximately 71% of our total borrowings. Based on December 31, 2007 debt levels, an assumed 100 basis-point change in LIBOR would cause our annual interest cost to change by approximately $3 million.

Management's Annual Report on Internal Control Over Financial Reporting

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting for MGM MIRAGE and subsidiaries (the "Company").

Objective of Internal Control Over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control;
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation as of December 31, 2007, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP audited the Company's consolidated financial statements as of and for the period ended December 31, 2007 and issued their report thereon, which is included in this annual report. Deloitte & Touche LLP has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting and such report is also included in this annual report.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MGM MIRAGE

We have audited the internal control over financial reporting of MGM MIRAGE and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective Internal Control Over Financial Reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated February 29, 2008, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*

Deloitte & Touche LLP

Las Vegas, Nevada
February 29, 2008

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MGM MIRAGE and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.* Also, as discussed in Note 12 to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Las Vegas, Nevada
February 29, 2008

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

At December 31,	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 412,390	$ 452,944
Accounts receivable, net	412,345	362,921
Inventories	126,116	118,459
Income tax receivable	—	18,619
Deferred income taxes	63,453	68,046
Prepaid expenses and other	105,412	124,414
Assets held for sale	55,670	369,348
Total current assets	1,175,386	1,514,751
Real estate under development	—	188,433
Property and equipment, net	16,823,704	17,241,860
Other assets		
Investments in unconsolidated affiliates	2,482,727	1,092,257
Goodwill	1,262,922	1,300,747
Other intangible assets, net	359,770	367,200
Deposits and other assets, net	623,177	440,990
Total other assets	4,728,596	3,201,194
	$ 22,727,686	$ 22,146,238
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 219,556	$ 182,154
Construction payable	76,524	234,486
Income taxes payable	284,075	—
Accrued interest on long-term debt	211,228	232,957
Other accrued liabilities	929,424	958,244
Liabilities related to assets held for sale	3,880	40,259
Total current liabilities	1,724,687	1,648,100
Deferred income taxes	3,416,660	3,441,157
Long-term debt	11,175,229	12,994,869
Other long-term obligations	350,407	212,563
Commitments and contingencies (Note 13)		
Stockholders' equity		
Common stock, $.01 par value: authorized 600,000,000 shares, issued 368,395,926 and 362,886,027 shares; outstanding 293,768,899 and 283,909,000 shares	3,684	3,629
Capital in excess of par value	3,951,162	2,806,636
Treasury stock, at cost (74,627,027 and 78,977,027 shares)	(2,115,107)	(1,597,120)
Retained earnings	4,220,408	2,635,989
Accumulated other comprehensive income	556	415
Total stockholders' equity	6,060,703	3,849,549
	$ 22,727,686	$ 22,146,238

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

Year Ended December 31,	2007	2006	2005
Revenues			
Casino	$ 3,239,054	$ 3,130,438	$ 2,764,546
Rooms	2,130,542	1,991,477	1,634,588
Food and beverage	1,651,655	1,483,914	1,271,650
Entertainment	560,909	459,540	426,175
Retail	296,148	278,695	253,214
Other	519,360	452,669	339,424
	8,397,668	7,796,733	6,689,597
Less: Promotional allowances	(706,031)	(620,777)	(560,754)
	7,691,637	7,175,956	6,128,843
Expenses			
Casino	1,677,884	1,612,992	1,422,472
Rooms	570,191	539,442	454,082
Food and beverage	984,279	902,278	782,372
Entertainment	399,106	333,619	305,799
Retail	190,137	179,929	164,189
Other	317,550	245,126	187,956
General and administrative	1,140,363	1,070,942	889,806
Corporate expense	193,893	161,507	130,633
Preopening and start-up expenses	92,105	36,362	15,752
Restructuring costs (credit)	—	1,035	(59)
Property transactions, net	(186,313)	(40,980)	37,021
Gain on CityCenter transaction	(1,029,660)	—	—
Depreciation and amortization	700,334	629,627	560,626
	5,049,869	5,671,879	4,950,649
Income from unconsolidated affiliates	222,162	254,171	151,871
Operating income	2,863,930	1,758,248	1,330,065
Non-operating income (expense)			
Interest income	17,210	11,192	12,037
Interest expense, net	(708,343)	(760,361)	(640,758)
Non-operating items from unconsolidated affiliates	(18,805)	(16,063)	(15,825)
Other, net	4,436	(15,090)	(18,434)
	(705,502)	(780,322)	(662,980)
Income from continuing operations before income taxes	2,158,428	977,926	667,085
Provision for income taxes	(757,883)	(341,930)	(231,719)
Income from continuing operations	1,400,545	635,996	435,366
Discontinued operations			
Income from discontinued operations	10,461	18,473	11,815
Gain on disposal of discontinued operations	265,813	—	—
Provision for income taxes	(92,400)	(6,205)	(3,925)
	183,874	12,268	7,890
Net income	$ 1,584,419	$ 648,264	$ 443,256
Basic income per share of common stock			
Income from continuing operations	$ 4.88	$ 2.25	$ 1.53
Discontinued operations	0.64	0.04	0.03
Net income per share	$ 5.52	$ 2.29	$ 1.56
Diluted income per share of common stock			
Income from continuing operations	$ 4.70	$ 2.18	$ 1.47
Discontinued operations	0.61	0.04	0.03
Net income per share	$ 5.31	$ 2.22	$ 1.50

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Cash flows from operating activities			
Net income	$ 1,584,419	$ 648,264	$ 443,256
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	700,334	653,919	588,102
Amortization of debt discounts, premiums and issuance costs	4,298	(3,096)	5,791
Provision for doubtful accounts	32,910	47,950	25,846
Stock-based compensation	45,678	73,626	7,323
Property transactions, net	(186,313)	(41,135)	36,880
Loss on early retirements of debt	—	—	18,139
Gain on CityCenter transaction	(1,029,660)	—	—
Gain on disposal of discontinued operations	(265,813)	—	—
Income from unconsolidated affiliates	(162,217)	(229,295)	(134,132)
Distributions from unconsolidated affiliates	211,062	212,477	89,857
Deferred income taxes	32,813	59,764	51,759
Tax benefit from stock option exercises	—	—	94,083
Changes in current assets and liabilities:			
Accounts receivable	(82,666)	(65,467)	(68,159)
Inventories	(8,511)	(10,431)	(7,017)
Income taxes receivable and payable	315,877	(129,929)	8,058
Prepaid expenses and other	10,937	(21,921)	10,830
Accounts payable and accrued liabilities	32,720	111,559	75,404
Real estate under development	(458,165)	(89,724)	—
Residential sales deposits, net	247,046	13,970	—
Hurricane Katrina insurance recoveries	72,711	98,786	—
Change in Hurricane Katrina insurance receivable	(5,962)	(46,581)	(46,275)
Other	(97,082)	(50,784)	(16,949)
Net cash provided by operating activities	994,416	1,231,952	1,182,796
Cash flows from investing activities			
Purchases of property and equipment	(2,917,409)	(1,758,795)	(719,146)
Proceeds from contribution of CityCenter	2,468,652	—	—
Acquisition of Mandalay Resort Group, net of cash acquired	—	—	(4,420,990)
Proceeds from disposals of discontinued operations, net	578,873	—	—
Purchase of convertible note	(160,000)	—	—
Hurricane Katrina insurance recoveries	207,289	209,963	46,250
Dispositions of property and equipment	47,571	11,375	7,828
Investments in unconsolidated affiliates	—	(86,000)	(183,000)
Other	(15,675)	(18,970)	(33,759)
Net cash provided by (used in) investing activities	209,301	(1,642,427)	(5,302,817)
Cash flows from financing activities			
Net borrowings (repayments) under bank credit facilities—maturities of 90 days or less	(402,300)	756,850	325,000
Borrowings under bank credit facilities—maturities longer than 90 days	6,750,000	7,000,000	4,400,000
Repayments under bank credit facilities—maturities longer than 90 days	(7,500,000)	(8,150,000)	—
Issuance of long-term debt	750,000	1,500,000	880,156
Repayment of long-term debt	(1,402,233)	(444,500)	(1,408,992)
Debt issuance costs	(5,983)	(28,383)	(50,331)
Issuance of common stock	1,192,758	—	—
Issuance of common stock upon exercise of stock options	97,792	89,113	145,761
Purchases of common stock	(826,765)	(246,892)	(217,316)
Excess tax benefits from stock-based compensation	102,479	47,330	—
Other	3,715	(13,494)	(11,452)
Net cash provided by (used in) financing activities	(1,240,537)	510,024	4,062,826
Cash and cash equivalents			
Net increase (decrease) for the year	(36,820)	99,549	(57,195)
Cash related to assets held for sale	(3,734)	(24,538)	—
Balance, beginning of year	452,944	377,933	435,128
Balance, end of year	$ 412,390	$ 452,944	$ 377,933
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ 731,618	$ 778,590	$ 588,587
State, federal and foreign income taxes paid, net of refunds	391,042	369,450	75,776
Non-cash investing and financing activities			
Carrying value of net assets contributed to joint venture	$ 2,773,612	$ —	$ —
Increase in construction payable	127,993	125,258	40,803

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(IN THOUSANDS)

For the Years Ended December 31, 2007, 2006 and 2005	Common Stock Shares Outstanding	Common Stock Par Value	Capital in Excess of Par Value	Deferred Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, January 1, 2005	280,740	$ 3,472	$ 2,346,329	$ (10,878)	$ (1,110,551)	$ 1,544,499	$ (1,167)	$ 2,771,704
Net income	—	—	—	—	—	443,256	—	443,256
Currency translation adjustment	—	—	—	—	—	—	(1,631)	(1,631)
Other comprehensive income from unconsolidated affiliate, net	—	—	—	—	—	—	1,997	1,997
Total comprehensive income								443,622
Stock-based compensation	—	—	—	7,323	—	—	—	7,323
Tax benefit from stock-based compensation	—	—	92,690	—	—	—	—	92,690
Cancellation of restricted stock	(24)	—	—	422	(422)	—	—	—
Issuance of common stock upon exercise of stock options	10,115	101	145,690	—	—	(30)	—	145,761
Purchases of treasury stock	(5,500)	—	—	—	(217,316)	—	—	(217,316)
Restricted shares turned in for tax withholding	(261)	—	—	—	(10,105)	—	—	(10,105)
Other	—	—	1,878	(485)	—	—	—	1,393
Balances, December 31, 2005	285,070	3,573	2,586,587	(3,618)	(1,338,394)	1,987,725	(801)	3,235,072
Net income	—	—	—	—	—	648,264	—	648,264
Currency translation adjustment	—	—	—	—	—	—	1,213	1,213
Other comprehensive income from unconsolidated affiliate, net	—	—	—	—	—	—	3	3
Total comprehensive income								649,480
Stock-based compensation	—	—	71,186	3,238	—	—	—	74,424
Tax benefit from stock-based compensation	—	—	60,033	—	—	—	—	60,033
Cancellation of restricted stock	(4)	—	—	70	(70)	—	—	—
Issuance of common stock upon exercise of stock options	5,623	56	89,057	—	—	—	—	89,113
Purchases of treasury stock	(6,500)	—	—	—	(246,892)	—	—	(246,892)
Restricted shares turned in for tax withholding	(280)	—	—	—	(11,764)	—	—	(11,764)
Other	—	—	(227)	310	—	—	—	83
Balances, December 31, 2006	283,909	3,629	2,806,636	—	(1,597,120)	2,635,989	415	3,849,549
Net income	—	—	—	—	—	1,584,419	—	1,584,419
Currency translation adjustment	—	—	—	—	—	—	583	583
Other comprehensive loss from unconsolidated affiliate, net	—	—	—	—	—	—	(442)	(442)
Total comprehensive income								1,584,560
Stock-based compensation	—	—	47,267	—	—	—	—	47,267
Tax benefit from stock-based compensation	—	—	115,439	—	—	—	—	115,439
Issuance of common stock	14,200	—	883,980	—	308,778	—	—	1,192,758
Issuance of common stock upon exercise of stock options and stock appreciation rights	5,510	55	96,691	—	—	—	—	96,746
Purchases of treasury stock	(9,850)	—	—	—	(826,765)	—	—	(826,765)
Other	—	—	1,149	—	—	—	—	1,149
Balances, December 31, 2007	293,769	$ 3,684	$ 3,951,162	$ —	$ (2,115,107)	$ 4,220,408	$ 556	$ 6,060,703

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION

MGM MIRAGE (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of December 31, 2007, approximately 52% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. MGM MIRAGE acts largely as a holding company and, through wholly-owned subsidiaries, owns and/or operates casino resorts. On April 25, 2005, the Company completed its merger with Mandalay Resort Group ("Mandalay") – see Note 3.

The Company owns and operates the following casino resorts in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, Treasure Island ("TI"), New York-New York, Excalibur, Monte Carlo, Circus Circus Las Vegas and Slots-A-Fun. Operations at MGM Grand Las Vegas include management of The Signature at MGM Grand Las Vegas, a condominium-hotel consisting of three towers. Other Nevada operations include Circus Circus Reno, Gold Strike in Jean, and Railroad Pass in Henderson. The Company has a 50% investment in Silver Legacy in Reno, which is adjacent to Circus Circus Reno. The Company also owns Shadow Creek, an exclusive, world-class golf course located approximately ten miles north of its Las Vegas Strip resorts, and Primm Valley Golf Club at the California/Nevada state line.

In April 2007, the Company completed the sale of Buffalo Bill's, Primm Valley, and Whiskey Pete's casino resorts (the "Primm Valley Resorts"), not including the Primm Valley Golf Club, with net proceeds to the Company of approximately $398 million. In June 2007, the Company completed the sale of the Colorado Belle and Edgewater in Laughlin (the "Laughlin Properties"), with net proceeds to the Company of approximately $199 million. In February 2007, the Company entered into an agreement to contribute Gold Strike, Nevada Landing and surrounding land (the "Jean Properties") to a joint venture. The joint venture's purpose is to develop a mixed-use community on the site. See Note 4 for further discussion of these transactions.

The Company is a 50% owner of CityCenter, a mixed-use development on the Las Vegas Strip, between Bellagio and Monte Carlo. CityCenter will feature a 4,000-room casino resort designed by world-famous architect Cesar Pelli; two 400-room non-gaming boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental; approximately 425,000 square feet of retail shops, dining and entertainment venues; and approximately 2.3 million square feet of residential space in approximately 2,700 luxury condominium and condominium-hotel units in multiple towers. The estimated net project budget for CityCenter is $8.0 billion, after net residential proceeds of $2.7 billion. The gross project budget consists of $8.7 billion of construction costs, including capitalized interest, $1.7 billion of land, $0.2 billion of pre-opening expenses, and $0.1 billion of intangible assets. The construction costs, land and intangible assets reflect the impact of $1.3 billion of positive valuation adjustments upon the contribution of the CityCenter assets to the joint venture. The Company owned 100% of CityCenter until November 15, 2007; see Note 5 for discussion of the CityCenter joint-venture transaction.

The Company and its local partners own and operate MGM Grand Detroit, which recently opened a new permanent hotel and casino complex in downtown Detroit, Michigan. The interim facility closed on September 30, 2007 and the new casino resort opened on October 2, 2007. The Company also owns and operates two resorts in Mississippi – Beau Rivage in Biloxi and Gold Strike Tunica. Beau Rivage reopened in August 2006, after having been closed due to damage sustained as a result of Hurricane Katrina in August 2005.

The Company has 50% interests in three resorts outside of Nevada—Grand Victoria, Borgata and MGM Grand Macau (through its 50% ownership of MGM Grand Paradise Limited). Grand Victoria is a riverboat in Elgin, Illinois—an affiliate of Hyatt Gaming owns the other 50% of Grand Victoria and also operates the resort. Borgata is a casino resort located on Renaissance Pointe in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation owns the other 50% of Borgata and also operates the resort.

The Company owns additional land adjacent to Borgata, a portion of which consists of common roads, landscaping and master plan improvements, a portion of which is being utilized for an expansion of Borgata, and a portion of which is planned for a wholly-owned development, MGM Grand Atlantic City, preliminarily estimated to cost approximately $4.5 – $5.0 billion, excluding land and associated costs. The proposed resort would include three towers with more than 3,000 rooms and suites, approximately 5,000 slot machines, 200 table games, 500,000 square-feet of retail, an extensive convention center, and other typical resort amenities.

MGM Grand Macau is a casino resort that opened on December 18, 2007. Pansy Ho Chiu-King owns the other 50% of MGM Grand Paradise Limited. Construction of MGM Grand Macau is expected to cost approximately $880 million, excluding preopening, land rights and license costs. Preopening and start-up expenses were approximately $110 million. The land rights cost approximately $60 million. The subconcession agreement, which allows MGM Grand Paradise Limited to operate casinos in Macau, cost $200 million.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned and do not meet the consolidation criteria of Financial Accounting Standards Board Interpretation No. 46(R) (as amended), "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" ("FIN 46(R)"), are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's operations are primarily in one segment—operation of casino resorts. Other operations, and foreign operations, are not material.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial statement impact of Hurricane Katrina. The Company maintained insurance for both property damage and business interruption covering wind and flood damage sustained at Beau Rivage. Business interruption coverage covered lost profits and other costs incurred during the construction period and up to six months following the re-opening of the facility. Non-refundable insurance recoveries received in excess of the net book value of damaged assets, clean-up and demolition costs, and post-storm costs have been recognized as income in the period received or committed based on the Company's estimate of the total claim for property damage and business interruption compared to the recoveries received at that time.

As of December 31, 2007, the Company had reached final settlement agreements with its insurance carriers and received insurance recoveries of $635 million, which exceeded the $265 million net book value of damaged assets and post-storm costs incurred. All post-storm costs and expected recoveries have been recorded net within "General and administrative" expenses in the accompanying consolidated statements of income, except for depreciation of non-damaged assets, which is classified as "Depreciation and amortization." During the year ended December 31, 2007, the Company recognized $284 million of insurance recoveries in income, of which $217 million was recorded within "Property transactions, net" and $67 million related to the business interruption portion of the Company's claim was recorded within "General and administrative expenses." The remaining $86 million previously recognized in income was recorded within "Property transactions, net" in 2006.

Insurance recoveries are classified in the statement of cash flows based on the coverage to which they relate. Recoveries related to business interruption are classified as operating cash flows and recoveries related to property damage are classified as investing cash flows. However, the Company's insurance policy includes undifferentiated coverage for both property damage and business interruption. Therefore, the Company classified insurance recoveries as being related to property damage until the full $160 million of damaged assets and demolition costs were recovered and classified additional recoveries up to the amount of the post-storm costs incurred as being related to business interruption. Insurance recoveries beyond that amount have been classified as operating or investing cash flows based on the Company's estimated allocation of the total claim. During the years ended December 31, 2007, 2006 and 2005, insurance recoveries of $73 million, $99 million and $0, respectively, have been classified as operating cash flows and recoveries of $207 million, $210 million and $46 million, respectively, have been classified as investing cash flows.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates market value. Book overdraft balances resulting from the Company's cash management program are recorded as accounts payable or construction payable, as applicable.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2007, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2007, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories. Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and supplies and the retail inventory or specific identification methods for retail merchandise.

Real estate under development. Real estate under development at December 31, 2006 represented capitalized costs of wholly-owned real estate projects to be sold, which consisted entirely of condominium and condominium-hotel developments at CityCenter. Subsequent to the contribution of CityCenter to a joint venture – See Note 5 – the Company no longer has real estate under development.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income. Maintenance costs are expensed as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	30 to 45 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 10 years
Equipment	3 to 20 years

We evaluate our property and equipment and other long-lived assets for impairment in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, offers received, or a discounted cash flow model.

For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. For a discussion of recognized impairment losses, see Note 17.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Investment in The M Resort LLC convertible note. In June 2007, the Company purchased a $160 million convertible note issued by The M Resort LLC, which is developing a casino resort on Las Vegas Boulevard, 10 miles south of Bellagio. The convertible note matures in June 2015, contains certain optional and mandatory redemption provisions, and is convertible into a 50% equity interest in The M Resort LLC beginning in December 2008. The convertible note earns interest at 6% which may be paid in cash or accrued "in kind" for the first five years; thereafter interest must be paid in cash. There are no scheduled principal payments before maturity.

The convertible note is accounted for as a hybrid financial instrument consisting of a host debt instrument and an embedded call option on The M Resort LLC's equity. The debt component is accounted for separately as an available-for-sale marketable security, with changes in value recorded in other comprehensive income. The call option is treated as a derivative with changes in value recorded in earnings. The initial value of the call option was $0 and the initial value of the debt was $155 million, with the discount accreted to earnings over the term of the note. The entire carrying value of the convertible note is included in "Deposits and other assets, net" in the accompanying consolidated balance sheets, as the security is not marketable.

Goodwill and other intangible assets. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. No impairments were indicated as a result of the annual impairment reviews for goodwill and indefinite-lived intangible assets in 2007, 2006 or 2005.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Rooms	$ 96,183	$ 91,799	$ 74,022
Food and beverage	303,900	296,866	229,892
Other	33,457	34,439	31,733
	$ 433,540	$ 423,104	$ 335,647

Reimbursed expenses. The Company recognizes costs reimbursed pursuant to management services as revenue in the period it incurs the costs. Reimbursed costs in 2007 related solely to the Company's management of CityCenter and totaled $5 million, classified as other revenue and other operating expenses in the accompanying consolidated statements of income.

Point-loyalty programs. The Company's primary point-loyalty program, in operation at its major resorts, is Players Club. In Players Club, customers earn points based on their slots play, which can be redeemed for cash or free play at any of the Company's participating resorts. The Company records a liability based on the points earned times the redemption value and records a corresponding reduction in casino revenue. The expiration of unused points results in a reduction of the liability. Customers' overall level of table games and slots play is also tracked and used by management in awarding discretionary complimentaries—free rooms, food and beverage and other services—for which no accrual is recorded. Other loyalty programs at the Company's resorts generally operate in a similar manner, though they generally are available only to customers at the individual resorts. At December 31, 2007 and 2006, the total company-wide liability for point-loyalty programs was $56 million and $47 million, respectively, including amounts classified as liabilities related to assets held for sale.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense of continuing operations, which is generally included in general and administrative expenses, was $141 million, $119 million and $98 million for 2007, 2006 and 2005, respectively.

Corporate expense. Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become probable.

Pre-opening and start-up expenses. The Company accounts for costs incurred during the preopening and start-up phases of operations in accordance with the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations and new customer initiatives.

Property transactions, net. The Company classifies transactions related to long-lived assets – such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of fixed assets – as "Property transactions, net" in the accompanying consolidated statements of income. See Note 17 for a detailed discussion of these amounts.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Weighted-average common shares outstanding used in the calculation of basic earnings per share	**286,809**	283,140	284,943
Potential dilution from stock options, stock appreciation rights and restricted stock	**11,475**	8,607	11,391
Weighted-average common and common equivalent shares used in the calculation of diluted earnings per share	**298,284**	291,747	296,334

Currency translation. The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income.

Comprehensive income. Comprehensive income includes net income and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's other comprehensive income are reported in the accompanying consolidated statements of stockholders' equity, and the cumulative balance of these elements consisted of the following:

(IN THOUSANDS)

At December 31,	2007	2006
Other comprehensive income (loss) from unconsolidated affiliates	**$ (305)**	$ 137
Foreign currency translation adjustments	**861**	278
	$ 556	$ 415

Reclassifications. The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation.

Recently Issued Accounting Standards. The following accounting standards were issued in 2007 but will impact the Company in future periods.

Accounting for Business Combinations and Non-Controlling Interests. In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (R), "Business Combinations," ("SFAS 141R") and SFAS No. 160 "Non-controlling interests in Consolidated Financial Statements—an amendment of ARB No. 51," ("SFAS 160"). These standards amend the requirements for accounting for business combinations, including the recognition and measurement of additional assets and liabilities at their fair value, expensing of acquisition-related costs which are currently capitalizable under existing rules, treatment of adjustments to deferred taxes and liabilities subsequent to the measure period, and the measurement of non-controlling interest, previously commonly referred to as minority interests, at fair value. SFAS 141R also includes additional disclosure requirements with respect to the methodologies and techniques used to determine the fair value of assets and liabilities recognized in a business combination. SFAS 141R and SFAS 160 apply prospectively to fiscal years beginning on or after December 15, 2008, except for the treatment of deferred tax adjustments which apply to deferred taxes recognized in previous business combinations. These standards will become effective for the Company on January 1, 2009. The Company is currently evaluating the effect, if any, the adoption of SFAS 141R and SFAS 160 will have on its consolidated financial statements.

Impact of Buy-Sell Clauses on Sales of Real Estate. In December 2007, the Emerging Issues Task Force ("EITF") of the FASB ratified its consensus on EITF No. 07-6 "Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, Accounting for Sales of Real Estate, When the Agreement Includes a Buy-Sell Clause." The EITF reached consensus that a buy-sell clause, in and of itself, does not constitute a prohibited form of continuing involvement that would preclude partial sale-recognition under Statement 66. This EITF is effective for fiscal years beginning after December 15, 2007, or for the Company on January 1, 2008. The adoption of EITF No. 07-6 did not have a material impact on the Company's consolidated financial statements.

Fair Value and Fair Value Option. In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits the measure of certain financial instruments and certain other items at fair value and establishes presentation and disclosure requirements to help financial statement users to understand these measurements and their impact on earnings. This statement is effective for the Company beginning in January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value under generally accepted accounting principles and expands fair value disclosures. This statement will be effective for the Company beginning January 1, 2008 for financial assets and liabilities and beginning January 1, 2009 for certain non-financial assets and liabilities. The adoption of SFAS 157 did not have a material impact on the Company's consolidated financial statements.

NOTE 3 — ACQUISITION

On April 25, 2005, the Company closed its merger with Mandalay under which the Company acquired 100% of the outstanding common stock of Mandalay for $71 in cash for each share of Mandalay's common stock. The total acquisition cost was $7.3 billion, including the fair value of debt assumed, transaction costs, and the net proceeds from disposal of Mandalay assets.

The operating results for Mandalay are included in the accompanying consolidated statements of income from the date of the acquisition. The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the Mandalay acquisition had occurred on January 1, 2005.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Year Ended December 31,	2005
Net revenues	$ 6,977,609
Operating income	1,488,013
Income from continuing operations	454,365
Net income	465,539
Basic earnings per share:	
Income from continuing operations	$ 1.59
Net income	1.63
Diluted earnings per share:	
Income from continuing operations	$ 1.53
Net income	1.57

NOTE 4 — DISCONTINUED OPERATIONS

The sale of the Primm Valley Resorts in April 2007 resulted in a pre-tax gain of $202 million and the sale of the Laughlin Properties in June 2007 resulted in a pre-tax gain of $64 million.

The assets and liabilities of the Jean Properties have not been contributed to the planned joint venture and therefore are classified as held for sale at December 31, 2007. The assets and liabilities of Primm Valley Resorts and the Laughlin Properties were classified as held for sale at December 31, 2006 in the accompanying consolidated balance sheets. Nevada Landing closed in March 2007 and the carrying value of its building assets were written-off. These amounts are included in "Property transactions, net" in the accompanying consolidated statements of income for the twelve month period ended December 31, 2007.

The following table summarizes the assets held for sale and liabilities related to assets held for sale in the accompanying consolidated balance sheets:

(IN THOUSANDS)

At December 31,	2007	2006
Cash	$ 3,734	$ 24,538
Accounts receivable, net	587	3,203
Inventories	825	3,196
Prepaid expenses and other	952	8,141
Total current assets	6,098	39,078
Property and equipment, net	47,194	316,332
Goodwill	—	5,000
Other assets, net	2,378	8,938
Total assets	55,670	369,348
Accounts payable	938	6,622
Other current liabilities	2,942	29,142
Total current liabilities	3,880	35,764
Other long-term obligations	—	4,495
Total liabilities	3,880	40,259
Net assets	$ 51,790	$ 329,089

The results of the Laughlin Properties and Primm Valley Resorts are classified as discontinued operations in the accompanying consolidated statements of income for all periods presented. Due to our continuing involvement in the Jean Properties, the results of these operations have not been classified as discontinued operations in the accompanying consolidated statements of income. The cash flows of discontinued operations are included with the cash flows of continuing operations in the accompanying consolidated statements of cash flows.

Other information related to discontinued operations is as follows:

(IN THOUSANDS)

For the periods ended December 31,	2007	2006	2005
Net revenues of discontinued operations	$ 128,619	$ 412,032	$ 353,125
Interest allocated to discontinued operations (based on the ratio of net assets of discontinued operations to total consolidated net assets and debt)	5,844	18,160	15,267

NOTE 5 — CITYCENTER TRANSACTION

In August 2007, the Company and Dubai World, a Dubai, United Arab Emirates government decree entity, agreed to form a 50/50 joint venture for the CityCenter development. The joint venture, CityCenter Holdings, LLC, is owned equally by the Company and Infinity World Development Corp., a wholly-owned subsidiary of Dubai World. On November 15, 2007 the Company contributed the CityCenter assets which the parties valued at $5.4 billion, subject to certain adjustments. Dubai World contributed $2.96 billion in cash. At the close of the transaction, the Company received a cash distribution of $2.47 billion, of which $22 million will be repaid to CityCenter as a result of a post-closing adjustment. The joint venture retained approximately $492 million to fund near-term construction costs. The Company will continue to serve as developer of CityCenter and will receive additional consideration of up to $100 million if the project is completed on time and actual development costs, net of residential proceeds, are within specified parameters. Upon completion of construction, the Company will manage CityCenter for a fee.

The initial contribution of the CityCenter assets has been accounted for as a partial sale of real estate. As a partial sale, profit can be recognized when a seller retains an equity interest in the assets, but only to the extent of the outside equity interests, and only if the following criteria are met: 1) the buyer is independent of the seller; 2) collection of the sales price is reasonably assured; and 3) the seller will not be required to support the operations of the property to an extent greater than its proportionate retained interest.

The transaction meets criteria 1 and 3, despite the Company's equity interest and ongoing management of the project, because the Company does not control the venture and the management and other agreements between the Company and CityCenter have been assessed as being fair market value contracts. In addition, the Company assessed whether it had a prohibited form of continuing involvement based on the presence of certain contingent repurchase options, including an option to purchase Dubai World's interest if Dubai World is denied required gaming approvals. The Company assessed the probability of such contingency as remote and, therefore, determined that a prohibited form of continuing involvement does not exist.

As described above, the Company did not receive the entire amount of the sales price, as a portion remained in the venture to fund near-term construction costs. The Company expects that the permanent financing for CityCenter will require such funds to remain in the venture and not be distributed; therefore, the Company believes that portion of the gain does not meet criteria 2 above and has been deferred. The Company recorded a gain of $1.03 billion based on the following (in millions):

Cash received:	
Initial distribution	$ 2,468
Post-closing adjustment	(22)
Net cash received	2,446
Less: 50% of carrying value of assets contributed	(1,387)
Less: Liabilities resulting from the transaction	(29)
	$ 1,030

The Company is accounting for its ongoing investment in CityCenter using the equity method, consistent with its other investments in unconsolidated affiliates. The Company assessed whether CityCenter should be consolidated under the provisions of FIN 46(R) and determined that CityCenter is not a variable interest entity, based on the following: 1) CityCenter does not meet the scope exceptions in FIN 46(R); 2) the equity at risk in CityCenter is sufficient, based on qualitative assessments; 3) the equity holders of CityCenter (the Company and Dubai World) have the ability to control CityCenter and the right/obligation to receive/absorb expected returns/losses of CityCenter; and 4) while the Company's 50% voting rights in CityCenter may not be proportionate to its rights/obligations to receive/absorb expected returns/losses given the fact that the Company manages CityCenter, substantially all of the activities of CityCenter do not involve and are not conducted on behalf of the Company.

NOTE 6 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

(IN THOUSANDS)

At December 31,	2007	2006
Casino	$ 266,059	$ 248,044
Hotel	181,545	175,770
Other	50,579	29,131
	498,183	452,945
Less: Allowance for doubtful accounts	(85,838)	(90,024)
	$ 412,345	$ 362,921

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

(IN THOUSANDS)

At December 31,	2007	2006
Land	$ 7,692,737	$ 7,905,430
Buildings, building improvements and land improvements	8,713,703	7,869,972
Furniture, fixtures and equipment	3,229,416	2,954,921
Construction in progress	552,667	1,306,770
	20,188,523	20,037,093
Less: Accumulated depreciation and amortization	(3,364,819)	(2,795,233)
	$ 16,823,704	$ 17,241,860

NOTE 8 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions to and distributions from these companies. Investments in unconsolidated affiliates consisted of the following:

(IN THOUSANDS)

At December 31,	2007	2006
CityCenter Holdings, LLC – CityCenter (50%)	$ 1,421,480	$ —
Marina District Development Company – Borgata (50%)	453,277	454,354
Elgin Riverboat Resort-Riverboat Casino – Grand Victoria (50%)	297,328	300,151
MGM Grand Paradise Limited – Macau (50%)	258,298	285,038
Circus and Eldorado Joint Venture – Silver Legacy (50%)	35,152	31,258
Turnberry/MGM Grand Towers – The Signature at MGM Grand (50%)	5,651	11,661
Other	11,541	9,795
	$ 2,482,727	$ 1,092,257

As of December 31, 2007, The Signature at MGM Grand had completed the sales of all units and had essentially ceased operations. During the fourth quarter of 2007, the Company purchased the remaining 88 units in Towers B and C from the joint venture for $39 million. These units have been recorded as property, plant and equipment in the accompanying consolidated balance sheets.

The Company recognized the following related to its share of profit from condominium sales, based on when sales were closed.

(IN THOUSANDS)

For the periods ended December 31,	2007	2006	2005
Income from joint venture	$ 83,728	$ 102,785	$ —
Gain on land previously deferred	8,003	14,524	—
Other income (loss)	776	(108)	(2,777)
	$ 92,507	$ 117,201	$ (2,777)

Differences between the Company's venture-level equity and investment balances are as follows:

(IN THOUSANDS)

At December 31,	2007	2006
Venture-level equity	$ 2,976,271	$ 698,587
Fair value adjustments to investments acquired in business combinations	321,814	321,814
Adjustment to CityCenter equity upon contribution of net assets by MGM MIRAGE	(662,492)	—
Capitalized interest	99,055	68,806
Other adjustments	(251,921)	3,050
	$ 2,482,727	$ 1,092,257

The fair value adjustments related to business combinations include a $90 million increase for Borgata, related to land; a $267 million increase for Grand Victoria, related to indefinite-lived gaming license rights; and a $35 million reduction for Silver Legacy, related to long-term assets and long-term debt. The adjustments for Borgata and Grand Victoria are not being amortized; the adjustments for Silver Legacy are being amortized based on the useful lives of the related assets and liabilities.

The adjustment to CityCenter equity reflects the fact that the net assets (and corresponding equity) contributed by MGM MIRAGE were recorded at a partial step-up in value, while the investment is on a historical cost basis. Other adjustments includes the deferred gain on the CityCenter transaction. A portion of the CityCenter-related amounts will be amortized, based on amounts assigned to depreciable assets, or recorded upon the sales of condominium units. The remainder will not be amortized, based on amounts assigned to land and indefinite-lived intangible assets.

The Company recorded its share of the results of operations of the unconsolidated affiliates as follows:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Income from unconsolidated affiliates	$ 222,162	$ 254,171	$ 151,871
Preopening and start-up expenses	(41,140)	(8,813)	(1,914)
Non-operating items from unconsolidated affiliates	(18,805)	(16,063)	(15,825)
	$ 162,217	$ 229,295	$ 134,132

Summarized balance sheet information of the unconsolidated affiliates is as follows:

(IN THOUSANDS)

At December 31,	2007	2006
Current assets	$ 678,217	$ 281,766
Property and other assets, net	7,803,128	2,227,570
Current liabilities	839,667	248,931
Long-term debt and other liabilities	1,896,670	1,009,565
Equity	5,745,008	1,250,840

Summarized results of operations of the unconsolidated affiliates are as follows:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Net revenues	$ 1,885,595	$ 2,020,523	$ 1,243,465
Operating expenses, except preopening expenses	(1,450,854)	(1,536,253)	(938,972)
Preopening and start-up expenses	(79,596)	(12,285)	(1,352)
Operating income	355,145	471,985	303,141
Interest expense	(48,500)	(37,898)	(35,034)
Other non-operating income	6,082	2,462	1,435
Net income	$ 312,727	$ 436,549	$ 269,542

Summarized balance sheet information of the CityCenter joint venture is as follows:

At December 31,	2007
Current assets	$ 217,415
Property and other assets, net	4,973,887
Current liabilities	337,598
Other liabilities	286,952
Equity	4,566,752

Summarized income statement information of the CityCenter joint venture is as follows:

Year Ended December 31,	2007
Net revenues	$ —
Operating expenses, except preopening expenses	(3,842)
Preopening and start-up expenses	(5,258)
Operating loss	(9,100)
Interest income	1,913
Net loss	$ (7,187)

NOTE 9 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

(IN THOUSANDS)

At December 31,	2007	2006
Goodwill:		
Mandalay acquisition (2005)	$ 1,214,297	$ 1,216,990
Mirage Resorts acquisition (2000)	47,186	76,342
Other	1,439	7,415
	$ 1,262,922	$ 1,300,747
Indefinite-lived intangible assets:		
Detroit development rights	$ 98,098	$ 100,056
Trademarks, license rights and other	245,146	247,346
	343,244	347,402
Other intangible assets, net	16,526	19,798
	$ 359,770	$ 367,200

Goodwill related to the Mandalay acquisition was primarily assigned to Mandalay Bay, Luxor, Excalibur and Gold Strike Tunica. Goodwill related to the Mirage Resorts acquisition was assigned to Bellagio, The Mirage and TI. Changes in the recorded balances of goodwill are as follows:

(IN THOUSANDS)

Year Ended December 31,	2007	2006
Balance, beginning of period	$ 1,300,747	$ 1,314,561
Resolution of Mirage Resorts acquisition tax reserves	(29,156)	—
Finalization of the Mandalay purchase price allocation	(2,693)	(8,814)
Other	(5,976)	(5,000)
Balance, end of the period	$ 1,262,922	$ 1,300,747

The Company's indefinite-lived intangible assets consist primarily of development rights in Detroit and trademarks. The Company's finite–lived intangible assets consist primarily of customer lists amortized over five years, lease acquisition costs amortized over the life of the related leases, and certain license rights amortized over their contractual life.

NOTE 10 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

(IN THOUSANDS)

At December 31,	2007	2006
Payroll and related	$ 302,707	$ 304,924
Advance deposits and ticket sales	137,771	163,121
Casino outstanding chip liability	105,126	89,574
Casino front money deposits	71,069	71,918
Other gaming related accruals	89,131	76,739
Taxes, other than income taxes	72,528	66,827
Other	151,092	185,141
	$ 929,424	$ 958,244

NOTE 11 — LONG-TERM DEBT

Long-term debt consisted of the following:

(IN THOUSANDS)

At December 31,	2007	2006
Senior credit facility	$ 3,229,550	$ 4,381,850
$710 million 9.75% senior subordinated notes, due 2007, net	—	709,477
$200 million 6.75% senior notes, due 2007, net	—	197,279
$492.2 million 10.25% senior subordinated notes, due 2007, net	—	505,704
$180.4 million 6.75% senior notes, due 2008, net	180,085	175,951
$196.2 million 9.5% senior notes, due 2008, net	200,203	206,733
$226.3 million 6.5% senior notes, due 2009, net	227,356	227,955
$1.05 billion 6% senior notes, due 2009, net	1,052,577	1,053,942
$297.6 million 9.375% senior subordinated notes, due 2010, net	312,807	319,277
$825 million 8.5% senior notes, due 2010, net	823,689	823,197
$400 million 8.375% senior subordinated notes, due 2011	400,000	400,000
$132.4 million 6.375% senior notes, due 2011, net	133,320	133,529
$550 million 6.75% senior notes, due 2012	550,000	550,000
$150 million 7.625% senior subordinated debentures, due 2013, net	154,679	155,351
$500 million 6.75% senior notes, due 2013	500,000	500,000
$525 million 5.875% senior notes, due 2014, net	523,089	522,839
$875 million 6.625% senior notes, due 2015, net	879,173	879,592
$250 million 6.875% senior notes, due 2016	250,000	250,000
$750 million 7.5% senior notes, due 2016	750,000	—
$100 million 7.25% senior debentures, due 2017, net	84,499	83,556
$750 million 7.625% senior notes, due 2017	750,000	750,000
Floating rate convertible senior debentures, due 2033	8,472	8,472
$150 million 7% debentures, due 2036, net	155,835	155,900
$4.3 million 6.7% debentures, due 2096	4,265	4,265
Other notes	5,630	—
	11,175,229	12,994,869
Less: Current portion	—	—
	$ 11,175,229	$ 12,994,869

Amounts due within one year of the balance sheet date are classified as long-term in the accompanying consolidated balance sheets because the Company has both the intent and ability to repay these amounts with available borrowings under the senior credit facility.

Interest expense, net consisted of the following:

(IN THOUSANDS)

For the periods ended December 31,	2007	2006	2005
Total interest incurred	$ 930,138	$ 900,661	$ 685,552
Interest capitalized	(215,951)	(122,140)	(29,527)
Interest allocated to discontinued operations	(5,844)	(18,160)	(15,267)
	$ 708,343	$ 760,361	$ 640,758

The senior credit facility has a total capacity of $7 billion and matures in 2011. The Company has the ability to solicit additional lender commitments to increase the capacity to $8 billion. The components of the senior credit facility include a term loan facility of $2.5 billion and a revolving credit facility of $4.5 billion. At December 31, 2007, the Company had approximately $3.7 billion of available borrowing capacity under the senior credit facility.

In May 2007, the Company issued $750 million of 7.5% senior notes due 2016. In June 2007, the Company repaid the $710 million of 9.75% senior subordinated notes at maturity. In August 2007, the Company repaid the $200 million of 6.75% senior notes and the $492.2 million of 10.25% senior subordinated notes at maturity using borrowings under the senior credit facility.

In February 2006, the Company repaid the $200 million 6.45% senior notes at their maturity. In October 2006, the Company repaid the $244.5 million 7.25% senior notes at their maturity. The Company repaid both issuances of senior notes with borrowings under the senior credit facility. In April 2006, the Company issued $500 million of 6.75% senior notes due 2013 and $250 million of 6.875% senior notes due 2016. In December 2006, the Company issued $750 million of 7.625% senior notes due 2017. The proceeds of the April 2006 and December 2006 issuances were used to repay outstanding borrowings under the senior credit facility.

In February 2005, the Company redeemed all of its outstanding 6.875% senior notes due February 2008 at the present value of future interest payments plus accrued interest at the date of redemption. The Company recorded a loss on retirement of debt of $20 million in the first quarter of 2005, classified as "Other, net" in the accompanying consolidated statements of income.

In December 2004, the Company's Board of Directors authorized the purchase of up to $100 million of the Company's public debt securities. This authorization remains available as of December 31, 2007.

The Company and each of its material subsidiaries, excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries, are directly liable for or unconditionally guarantee the senior credit facility, senior notes, senior debentures, and senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facilities. At December 31, 2007, the outstanding amount of borrowings related to MGM Grand Detroit, LLC was $361 million. See Note 19 for consolidating condensed financial information of the subsidiary guarantors and non-guarantors. None of the Company's assets serve as collateral for its senior credit facility, senior notes, or other long-term debt.

The Company's long-term debt obligations contain customary covenants requiring the Company to maintain certain financial ratios. At December 31, 2007, the Company was required to maintain a maximum leverage ratio (debt to EBITDA, as defined) of 6.5:1 and a minimum coverage ratio (EBITDA to interest charges, as defined) of 2.0:1. As of December 31, 2007, the Company's leverage and interest coverage ratios were 3.0:1 and 4.0:1, respectively.

Maturities of the Company's long-term debt as of December 31, 2007 are as follows:

(IN THOUSANDS)

Years ending December 31,	
2008	$ 377,998
2009	1,277,665
2010	1,123,891
2011	3,763,245
2012	551,335
Thereafter	4,060,169
	11,154,303
Debt premiums and discounts, net	20,926
	$ 11,175,229

The estimated fair value of the Company's long-term debt at December 31, 2007 was approximately $10.9 billion, versus its book value of $11.2 billion. At December 31, 2006, the estimated fair value of the Company's long-term debt was approximately $13 billion, consistent with its book value. The estimated fair value of the Company's debt securities was based on quoted market prices on or about December 31, 2007 and 2006.

NOTE 12 — INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The income tax provision attributable to continuing operations and discontinued operations is as follows:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Continuing operations	$ 757,883	$ 341,930	$ 231,719
Discontinued operations	92,400	6,205	3,925
	$ 850,283	$ 348,135	$ 235,644

The income tax provision attributable to income from continuing operations before income taxes is as follows:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Current—federal	$ 729,249	$ 328,068	$ 218,901
Deferred—federal	16,921	8,152	4,164
Other noncurrent—federal	6,326	—	—
Provision for federal income taxes	752,496	336,220	223,065
Current—state	2,493	3,920	5,252
Deferred—state	728	1,432	6,811
Other noncurrent—state	2,166	—	—
Provision for state income taxes	5,387	5,352	12,063
Current—foreign	—	(72)	(2,979)
Deferred—foreign	—	430	(430)
Provision for foreign income taxes	—	358	(3,409)
	$ 757,883	$ 341,930	$ 231,719

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

Year Ended December 31,	2007	2006	2005
Federal income tax statutory rate	**35.0%**	35.0%	35.0%
State income tax (net of federal benefit)	**0.1**	0.4	1.2
Reversal of reserves for prior tax years	**(0.2)**	(0.8)	—
Losses of unconsolidated foreign affiliates	**2.0**	—	—
Domestic Production Activity deduction	**(1.8)**	—	—
Foreign earnings repatriation – benefit of American Job Creation Act of 2004	**—**	—	(1.5)
Tax credits	**(0.3)**	(0.6)	(1.3)
Permanent and other items	**0.3**	1.0	1.3
	35.1%	35.0%	34.7%

The major tax-effected components of the Company's net deferred tax liability are as follows:

(IN THOUSANDS)

At December 31,	2007	2006
Deferred tax assets—federal and state		
Bad debt reserve	**$ 39,880**	$ 35,454
Deferred compensation	**48,439**	39,039
Net operating loss carryforward	**1,054**	5,705
Preopening and start-up costs	**4,278**	5,006
Accruals, reserves and other	**68,614**	34,316
Long-term debt	**—**	6,338
Stock-based compensation	**45,442**	23,662
Tax credits	**2,491**	2,491
	210,198	152,011
Less: Valuation allowance	**(4,047)**	(8,308)
	$ 206,151	$ 143,703

(IN THOUSANDS)

At December 31,	2007	2006
Deferred tax liabilities—federal and state		
Property and equipment	**$ (3,444,406)**	$ (3,385,984)
Long-term debt	**(1,479)**	—
Investments in unconsolidated affiliates	**(10,735)**	(31,839)
Intangibles	**(102,738)**	(98,991)
	(3,559,358)	(3,516,814)
Deferred taxes—foreign	**2,214**	2,144
Less: Valuation allowance	**(2,214)**	(2,144)
	—	—
Net deferred tax liability	**$ (3,353,207)**	$ (3,373,111)

For federal income tax purposes, the Company has a foreign tax credit carryforward of $2 million that will expire in 2015 if not utilized.

For state income tax purposes, the Company has a New Jersey net operating loss carryforward of $18 million, which equates to a deferred tax asset of $1 million, after federal tax effect, and before valuation allowance. The New Jersey net operating loss carryforwards began to expire in 2005.

At December 31, 2007, there is a $2 million valuation allowance provided on certain New Jersey state net operating loss carryforwards and other New Jersey state deferred tax assets, a valuation allowance of $2 million on the foreign tax credit, and a $2 million valuation allowance related to certain foreign deferred tax assets because management believes these assets do not meet the "more likely than not" criteria for recognition under SFAS 109. Management believes all other deferred tax assets are more likely than not to be realized because of the future reversal of existing taxable temporary differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2007.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that tax positions be assessed using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts, and at December 31, 2007, the Company has classified $3 million as current ("Other accrued liabilities") and $84 million as long-term ("Other long-term liabilities") in the accompanying consolidated balance sheets, based on the time until expected payment. A cumulative effect adjustment to retained earnings was not required as a result of the implementation of FIN 48.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$ 105,139
Gross increases – Prior period tax positions	14,423
Gross decreases – Prior period tax positions	(47,690)
Gross increases – Current period tax positions	13,220
Settlements with taxing authorities	(7,162)
Lapse in statutes of limitations	(602)
Gross unrecognized tax benefits at December 31, 2007	$ 77,328

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate is $24 million.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. This policy did not change as a result of the adoption of FIN 48. The Company had $11 million and $5 million in interest related to unrecognized tax benefits accrued as of December 31, 2007 and December 31, 2006, respectively. No amounts were accrued for penalties as of either date. Income tax expense for the year ended December 31, 2007 includes interest related to unrecognized tax benefits of $7 million. For the years prior to adoption of FIN 48, income tax expense included amounts accrued for interest expense of $2 million and $1 million for the years ended December 31, 2006 and December 31, 2005, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material. As of December 31, 2007, the Company was no longer subject to examination of its U.S. federal income tax returns filed for years ended prior to 2003. While the IRS examination of the 2001 and 2002 tax years closed during the first quarter of 2007, the statute of limitations for assessing tax for such years has been extended in order for the Company to complete the appeals process for issues that were not agreed upon at the closure of the examination. It is reasonably possible that this appeal may be settled in the next twelve months. The IRS is currently examining the Company's federal income tax returns for the 2003 and 2004 tax years. Tax returns for subsequent years are also subject to examination.

As of December 31, 2007, the Company was no longer subject to examination of its various state and local tax returns filed for years ended prior to 2003. During 2007, the City of Detroit initiated an examination of a Mandalay Resort Group subsidiary return for the pre-acquisition year ended April 25, 2005. Also during 2007, the state of Mississippi initiated an examination of returns filed by subsidiaries of MGM MIRAGE and Mandalay Resort Group for the 2004 through 2006 tax years. This audit was settled during the first quarter of 2008. No other state or local income tax returns are under examination.

Due to the potential resolution of the appeals process for the IRS examination of the 2001 and 2002 tax years, the expiration of various statutes of limitation, and the settlement of the Mississippi state income tax examination in the first quarter of 2008, it is reasonably possible that the Company's amount of unrecognized tax benefits may decrease within the next twelve months by a range of $0 to $8 million.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2007, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

(IN THOUSANDS)

	Operating Leases	Capital Leases
Years ending December 31,		
2008	14,190	1,814
2009	9,498	1,637
2010	7,843	1,607
2011	7,021	1,401
2012	5,983	981
Thereafter	40,756	—
Total minimum lease payments	$ 85,291	7,440
Less: Amounts representing interest		(666)
Total obligations under capital leases		6,774
Less: Amounts due within one year		(1,492)
Amounts due after one year		$ 5,282

The current and long-term obligations under capital leases are included in "Other accrued liabilities" and "Other long-term obligations," respectively, in the accompanying consolidated balance sheets. Rental expense for operating leases, including rental expense of discontinued operations, was $36 million for each of the years ended December 31, 2007 and 2006, and $33 million for the year ended December 31, 2005.

CityCenter. As described in Note 1, the net project budget for CityCenter is $8.0 billion. The joint venture expects to spend approximately $2.5 billion in construction costs in 2008. As of December 31, 2007, the joint venture had $207 million of cash. In February 2008, MGM MIRAGE and Dubai World each loaned $100 million to the joint venture to fund near-term construction costs. The joint venture is currently negotiating with its lenders to obtain project financing to fund remaining construction spending. The joint venture anticipates that project financing will include requirements to utilize the project assets as security for the financing. The other potential source of project financing is additional contributions from MGM MIRAGE and Dubai World, which require approval of the joint venture's Board of Directors.

Mashantucket Pequot Tribal Nation. The Company entered into a series of agreements to implement a strategic alliance with the Mashantucket Pequot Tribal Nation ("MPTN"), which owns and operates Foxwoods Casino Resort in Ledyard, Connecticut. The Company and MPTN have formed a jointly owned company—Unity Gaming, LLC—to acquire or develop future gaming and non-gaming enterprises. The Company will provide a loan of up to $200 million to finance a portion of MPTN's investment in joint projects.

Kerzner/Istithmar Joint Venture. In September 2007, the Company entered into a definitive agreement with Kerzner International and Istithmar forming a joint venture to develop a multi-billion dollar integrated resort to be located on the southwest corner of Las Vegas Boulevard and Sahara Avenue. The Company will contribute 40 acres of land, which is being valued at $20 million per acre, for fifty percent of the equity in the joint venture. Kerzner International and Istithmar will contribute cash totaling $600 million and each will obtain twenty-five percent of the equity in the joint venture.

Other guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's senior credit facility limits the amount of letters of credit that can be issued to $250 million, and the amount of available borrowings under the senior credit facility is reduced by any outstanding letters of credit. At December 31, 2007, the Company had provided $85 million of total letters of credit, including $50 million to support bonds issued by the Economic Development Corporation of the City of Detroit, which are recorded as a liability of the Company.

Litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

NOTE 14 — STOCKHOLDERS' EQUITY

Stock split. In May 2005, the Company completed a 2-for-1 stock split effected in the form of a 100% stock dividend. All share and per share data in the accompanying financial statements and notes thereto have been restated for all periods presented to reflect the 100% stock dividend.

Stock sale. On October 18, 2007, the Company completed the sale of 14.2 million shares of common stock to Infinity World Investments, a wholly-owned subsidiary of Dubai World, at a price of $84 per share for total proceeds of approximately $1.2 billion. These shares were previously held by the Company as treasury stock. Proceeds from the sale were used to reduce amounts outstanding under the senior credit facility.

Stock repurchases. Share repurchases are only conducted under repurchase programs approved by the Board of Directors and publicly announced. Share repurchase activity was as follows:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
July 2004 authorization			
(8 million, 6.5 million and 5.5 million shares purchased)	$ 659,592	$ 246,892	$ 217,316
December 2007 authorization			
(1.9 million shares purchased)	167,173	—	—
	$ 826,765	$ 246,892	$ 217,316
Average price of shares repurchased	$ 83.92	$ 37.98	$ 39.51

At December 31, 2007, the Company had 18.2 million shares available for repurchase under the December 2007 authorization.

NOTE 15 — STOCK-BASED COMPENSATION

Information about the Company's share-based awards. The Company adopted an omnibus incentive plan in 2005 which allows for the granting of stock options, stock appreciation rights ("SARs"), restricted stock, and other stock-based awards to eligible directors, officers and employees. The plans are administered by the Compensation and Stock Option Committee (the "Committee") of the Board of Directors. Salaried officers, directors and other key employees of the Company and its subsidiaries are eligible to receive awards. The Committee has discretion under the omnibus plan regarding which type of awards to grant, the vesting and service requirements, exercise price and other conditions, in all cases subject to certain limits, including:

- The omnibus plan allowed for the issuance of up to 20 million shares or share-based awards;
- For stock options and stock appreciation rights, the exercise price of the award must equal the fair market value of the stock on the date of grant and the maximum term of such an award is ten years.

To date, the Committee has only awarded stock options and SARs under the omnibus plan. The Company's practice has been to issue new shares upon the exercise of stock options. Under the Company's previous plans, the Committee had issued stock options and restricted stock. Stock options and SARs granted under all plans generally have either 7-year or 10-year terms, and in most cases are exercisable in either four or five equal annual installments. Restrictions on restricted shares granted under a previous plan lapsed 50% on the third anniversary date after the grant and 50% on the fourth anniversary date after the grant.

As of December 31, 2007, the aggregate number of share-based awards available for grant under the omnibus plan was 3.1 million. A summary of activity under the Company's share-based payment plans for the year ended December 31, 2007 is presented below:

Stock options and stock appreciation rights

	Shares (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000's)
Outstanding at January 1, 2007	30,532	$ 25.37		
Granted	2,640	79.12		
Exercised	(5,565)	18.21		
Forfeited or expired	(933)	34.11		
Outstanding at December 31, 2007	26,674	31.90	4.8	$ 1,402,095
Vested and expected to vest at December 31, 2007	25,969	31.70	4.8	$ 1,370,195
Exercisable at December 31, 2007	11,357	21.83	4.4	$ 708,621

As of December 31, 2007, there was a total of $103 million of unamortized compensation related to stock options and SARs, which cost is expected to be recognized over a weighted-average period of 2.3 years. The following table includes additional information related to stock options and SARs:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Intrinsic value of stock options and SARs exercised	$ 339,154	$ 166,257	$ 255,663
Income tax benefit from stock options and SARs exercised	114,641	56,351	89,337
Proceeds from stock option exercises	97,792	89,113	145,761

Recognition of compensation cost. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") on January 1, 2006 using the modified prospective method. The Company recognizes the fair value of awards granted under the Company's omnibus plan in the income statement based on the fair value of these awards measured at the date of grant using the Black-Scholes model. For awards granted prior to adoption, the unamortized expense is being recognized on an accelerated basis, since this was the method used for disclosure purposes prior to the adoption of SFAS 123(R). For awards granted after adoption, such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. The following table shows information about compensation cost recognized:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Compensation cost:			
Stock options and stock appreciation rights	$ 47,267	$ 71,386	$ 139
Restricted stock	—	3,038	7,184
Total compensation cost	47,267	74,424	7,323
Less: Compensation cost capitalized	(1,589)	(798)	—
Compensation cost recognized as expense	45,678	73,626	7,323
Less: Related tax benefit	(15,734)	(24,901)	(1,204)
Compensation expense, net of tax benefit	$ 29,944	$ 48,725	$ 6,119

Compensation cost for stock options and SARs was based on the fair value of each award, measured by applying the Black-Scholes model on the date of grant, using the following weighted-average assumptions (assumptions in 2005 were used to compute the pro forma compensation for disclosure purposes only):

Year Ended December 31,	2007	2006	2005
Expected volatility	32%	33%	37%
Expected term	4.1 years	4.1 years	4.3 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.4%	4.9%	3.8%
Forfeiture rate	4.6%	4.6%	0%
Weighted-average fair value of options granted	$ 25.93	$ 14.50	$ 12.73

Expected volatility is based in part on historical volatility and in part on implied volatility based on traded options on the Company's stock. The expected term considers the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate is based on the rates in effect on the grant date for US Treasury instruments with maturities matching the relevant expected term of the award.

Pro forma disclosures. Had the Company accounted for these plans during 2005 under the fair value method allowed by SFAS 123, the Company's net income and earnings per share would have been reduced to recognize the fair value of employee stock options, as follows:

(IN THOUSANDS)

Year Ended December 31,	2005
Net income	
As reported	$ 443,256
Incremental stock-based compensation under SFAS 123, net of tax benefit	(47,934)
Pro forma	$ 395,322
Basic earnings per share	
As reported	$ 1.56
Pro forma	$ 1.39
Diluted earnings per share	
As reported	$ 1.50
Pro forma	$ 1.33

NOTE 16 — EMPLOYEE BENEFIT PLANS

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $194 million in 2007, $189 million in 2006 and $161 million in 2005 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits for its non-union employees. The liability for claims filed and estimates of claims incurred but not reported—$25 million and $24 million at December 31, 2007 and 2006, respectively—is included in "Other accrued liabilities" in the accompanying consolidated balance sheets.

The Company has retirement savings plans under Section 401(k) of the Internal Revenue Code for eligible employees. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. The Company matches, within prescribed limits, a portion of eligible employees' contributions. In the case of certain union employees, the Company contributions to the plan are based on hours worked. The Company recorded charges for 401(k) contributions of $27 million in 2007, $27 million in 2006 and $19 million in 2005.

The Company maintains a nonqualified deferred retirement plan for certain key employees. The plan allows participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a retirement fund. Participants receive a Company match of up to 4% of salary, net of any Company *match received under the Company's 401(k) plan. All employee deferrals vest* immediately. The Company matching contributions vest ratably over a three-year period. The Company recorded charges for matching contributions of $1 million in 2007, and $2 million in 2006 and 2005.

The Company implemented a supplemental executive retirement plan ("SERP") for certain key employees effective January 1, 2001. The SERP is a nonqualified plan under which the Company makes quarterly contributions which are intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. Company contributions and investment earnings on the contributions are tax-deferred and accumulate as a retirement fund. Employees do not make contributions under this plan. A portion of the Company contributions and investment earnings thereon vests after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service. The Company recorded expense under this plan of $7 million in 2007, $7 million in 2006 and $6 million in 2005.

NOTE 17 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

(IN THOUSANDS)

Year Ended December 31,	2007	2006	2005
Write-downs and impairments	$ 33,624	$ 40,865	$ 28,622
Demolition costs	5,665	348	5,362
Insurance recoveries	(217,290)	(86,016)	—
Other net losses on asset sales or disposals	(8,312)	3,823	3,037
	$ (186,313)	$ (40,980)	$ 37,021

Write-downs and impairments in 2007 included write-offs related to discontinued construction projects and a write-off of the carrying value of the building assets of Nevada Landing which closed in March 2007. The 2007 periods also include demolition costs related to ongoing projects at the Company's resorts.

Write-downs and impairments in 2006 included $22 million related to the write-off of the tram connecting Bellagio and Monte Carlo, including the stations at both resorts, in preparation for construction of CityCenter. Other impairments related to assets being replaced in connection with several smaller capital projects, primarily at MGM Grand Las Vegas, Mandalay Bay and The Mirage, as well as the $4 million write-off of Luxor's investment in the *Hairspray* show.

Write-downs and impairments in 2005 related primarily to assets removed from service in connection with new capital projects at several resorts, including Bellagio, TI, The Mirage and Mandalay Bay. The amount of the impairments was based on the net book value of the disposed assets. Demolition costs related primarily to room remodel activity at MGM Grand Las Vegas and the new showroom at The Mirage.

Insurance recoveries in 2007 and 2006 related to insurance recoveries received related to property damage from Hurricane Katrina in excess of the book value of the damaged assets and post-storm costs incurred.

NOTE 18 — RELATED PARTY TRANSACTIONS

The Company and CityCenter have entered into agreements whereby the Company will be responsible for oversight and management of the design, planning, development and construction of CityCenter and will manage the operations of CityCenter once complete. The Company will be reimbursed for certain costs in performing the development services and will receive additional consideration of up to $100 million if the project is completed on time and actual development costs, net of residential proceeds, are within specified parameters. Upon completion of construction, the Company will manage CityCenter for a fee.

During the period from inception of the joint venture to December 31, 2007, the Company incurred $5 million of costs reimbursable by the joint venture, primarily employee compensation and certain allocated costs. As of December 31, 2007, CityCenter owes the Company $9 million for unreimbursed development services costs, which includes liabilities assumed at the close of the transaction. Also as of December 31, 2007, the Company owes CityCenter $22 million related to a post-closing adjustment to the agreed-upon value of CityCenter.

Borgata leases 10 acres from the Company on a long-term basis for use in its current operations and for its expansion, and nine acres from the Company on a short-term basis for surface parking. Total payments received from Borgata under these lease agreements were $6 million in each of the years ended December 31, 2007 and 2006, and $4 million in the year ended December 31, 2005.

The Company pays legal fees to a firm affiliated with the Company's general counsel. Payments to the firm totaled $11 million, $8 million, and $13 million for the years ended December 31, 2007, 2006, and 2005, respectively. At December 31, 2007, the Company owed the firm $3 million.

The Company has occasionally chartered aircraft from its majority shareholder, Tracinda, and pays Tracinda at market rates. No payments were made to Tracinda in 2007. Payments to Tracinda for the use of its aircraft totaled $2 million for the year ended December 31, 2006. Amounts in 2005 were not material.

Members of the Company's Board of Directors, senior management, and Tracinda signed contracts in 2006 and 2007 for the purchase of condominium units at CityCenter, at prices consistent with prices charged to unrelated third parties, when CityCenter was a wholly-owned development. The Company collected $6 million of deposits related to such purchases in 2007; amounts collected in 2006 were not material.

Prior to the Mandalay merger the Company made payments to Monte Carlo for lost business as a result of closing the tram between Bellagio and Monte Carlo in preparation for the Bellagio expansion. These payments totaled $1 million in 2005.

NOTE 19 — CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, on a joint and several basis, payment of the senior credit facility, and the senior and senior subordinated notes of the Company and its subsidiaries. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 is as follows:

(IN THOUSANDS)

As of December 31, 2007	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Balance Sheet					
Current assets	$ 81,379	$ 1,033,407	$ 60,600	$ —	$ 1,175,386
Property and equipment, net	—	16,044,642	791,034	(11,972)	16,823,704
Investments in subsidiaries	19,169,892	484,047	—	(19,653,939)	—
Investments in unconsolidated affiliates	—	2,224,429	258,298	—	2,482,727
Other non-current assets	244,857	1,890,308	110,704	—	2,245,869
	$ 19,496,128	$ 21,676,833	$ 1,220,636	$ (19,665,911)	$ 22,727,686
Current liabilities	$ 459,968	$ 1,217,506	$ 47,213	$ —	$ 1,724,687
Intercompany accounts	125,094	(396,080)	270,986	—	—
Deferred income taxes	3,416,660	—	—	—	3,416,660
Long-term debt	9,347,527	1,467,152	360,550	—	11,175,229
Other long-term obligations	86,176	209,554	54,677	—	350,407
Stockholders' equity	6,060,703	19,178,701	487,210	(19,665,911)	6,060,703
	$ 19,496,128	$ 21,676,833	$ 1,220,636	$ (19,665,911)	$ 22,727,686

For the Year Ended December 31, 2007	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Statement of Income					
Net revenues	$ —	$ 7,204,278	$ 487,359	$ —	$ 7,691,637
Equity in subsidiaries earnings	2,982,008	34,814	—	(3,016,822)	—
Expenses:					
Casino and hotel operations	14,514	3,850,182	274,451	—	4,139,147
General and administrative	11,455	1,055,644	73,264	—	1,140,363
Corporate expense	35,534	158,359	—	—	193,893
Preopening and start-up expenses	731	28,264	63,110	—	92,105
Property transactions, net	—	(186,313)	—	—	(186,313)
Gain on CityCenter transaction	—	(1,029,660)	—	—	(1,029,660)
Depreciation and amortization	1,497	667,015	31,822	—	700,334
	63,731	4,543,491	442,647	—	5,049,869
Income from unconsolidated affiliates	—	222,162	—	—	222,162
Operating income	2,918,277	2,917,763	44,712	(3,016,822)	2,863,930
Interest income (expense), net	(599,178)	(86,473)	(5,482)	—	(691,133)
Other, net	575	(14,890)	(54)	—	(14,369)
Income from continuing operations before income taxes	2,319,674	2,816,400	39,176	(3,016,822)	2,158,428
Provision for income taxes	(731,456)	(22,065)	(4,362)	—	(757,883)
Income from continuing operations	1,588,218	2,794,335	34,814	(3,016,822)	1,400,545
Discontinued operations	(3,799)	187,673	—	—	183,874
Net income	$ 1,584,419	$ 2,982,008	$ 34,814	$ (3,016,822)	$ 1,584,419
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (1,098,889)	$ 2,008,888	$ 84,417	$ —	$ 994,416
Net cash provided by (used in) investing activities	—	621,727	(407,745)	(4,681)	209,301
Net cash provided by (used in) financing activities	1,108,286	(2,675,119)	321,615	4,681	(1,240,537)

(IN THOUSANDS)

As of December 31, 2006	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Balance Sheet					
Current assets	$ 95,361	$ 1,369,711	$ 49,679	$ —	$ 1,514,751
Real estate under development	—	188,433	—	—	188,433
Property and equipment, net	—	16,797,263	456,569	(11,972)	17,241,860
Investments in subsidiaries	16,563,917	300,560	—	(16,864,477)	—
Investments in unconsolidated affiliates	—	792,106	300,151	—	1,092,257
Other non-current assets	94,188	1,911,362	103,387	—	2,108,937
	$ 16,753,466	$ 21,359,435	$ 909,786	$ (16,876,449)	$ 22,146,238
Current liabilities	$ 227,743	$ 1,364,472	$ 55,885	$ —	$ 1,648,100
Intercompany accounts	(1,478,207)	1,339,654	138,553	—	—
Deferred income taxes	3,441,157	—	—	—	3,441,157
Long-term debt	10,712,047	2,173,972	108,850	—	12,994,869
Other long-term obligations	1,177	161,458	49,928	—	212,563
Stockholders' equity	3,849,549	16,319,879	556,570	(16,876,449)	3,849,549
	$ 16,753,466	$ 21,359,435	$ 909,786	$ (16,876,449)	$ 22,146,238

For the Year Ended December 31, 2006	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Statement of Income					
Net revenues	$ —	$ 6,714,659	$ 461,297	$ —	$ 7,175,956
Equity in subsidiaries earnings	1,777,144	167,262	—	(1,944,406)	—
Expenses:					
Casino and hotel operations	19,251	3,543,026	251,109	—	3,813,386
General and administrative	20,713	993,732	56,497	—	1,070,942
Corporate expense	40,151	121,356	—	—	161,507
Preopening and start-up expenses	523	32,526	3,313	—	36,362
Restructuring costs	—	1,035	—	—	1,035
Property transactions, net	10,872	(51,853)	1	—	(40,980)
Depreciation and amortization	2,398	611,045	16,184	—	629,627
	93,908	5,250,867	327,104	—	5,671,879
Income from unconsolidated affiliates	—	218,063	36,108	—	254,171
Operating income	1,683,236	1,849,117	170,301	(1,944,406)	1,758,248
Interest income (expense), net	(708,902)	(40,407)	140	—	(749,169)
Other, net	(1,978)	(29,962)	787	—	(31,153)
Income from continuing operations before income taxes	972,356	1,778,748	171,228	(1,944,406)	977,926
Provision for income taxes	(312,288)	(25,676)	(3,966)	—	(341,930)
Income from continuing operations	660,068	1,753,072	167,262	(1,944,406)	635,996
Discontinued operations	(11,804)	24,072	—	—	12,268
Net income	$ 648,264	$ 1,777,144	$ 167,262	$ (1,944,406)	$ 648,264
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (896,346)	$ 1,974,375	$ 153,923	$ —	$ 1,231,952
Net cash provided by (used in) investing activities	5,300	(1,359,878)	(283,241)	(4,608)	(1,642,427)
Net cash provided by (used in) financing activities	874,485	(503,801)	134,732	4,608	510,024

(IN THOUSANDS)

For the Year Ended December 31, 2005	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Statement of Income					
Net revenues	$ —	$ 5,687,750	$ 441,093	$ —	$ 6,128,843
Equity in subsidiaries earnings	1,228,651	152,107	—	(1,380,758)	—
Expenses:					
Casino and hotel operations	—	3,082,987	233,883	—	3,316,870
General and administrative	—	834,166	55,640	—	889,806
Corporate expense	13,797	116,836	—	—	130,633
Preopening and start-up expenses	—	15,249	503	—	15,752
Restructuring costs (credit)	—	(59)	—	—	(59)
Property transactions, net	—	36,587	434	—	37,021
Depreciation and amortization	2,390	531,586	26,650	—	560,626
	16,187	4,617,352	317,110	—	4,950,649
Income from unconsolidated affiliates	—	120,330	31,541	—	151,871
Operating income	1,212,464	1,342,835	155,524	(1,380,758)	1,330,065
Interest income (expense), net	(517,617)	(112,506)	1,402	—	(628,721)
Other, net	(14,293)	(20,005)	39	—	(34,259)
Income before income taxes	680,554	1,210,324	156,965	(1,380,758)	667,085
Provision for income taxes	(227,374)	—	(4,345)	—	(231,719)
Income from continuing operations	453,180	1,210,324	152,620	(1,380,758)	435,366
Discontinued operations	(9,924)	17,814	—	—	7,890
Net income	$ 443,256	$ 1,228,138	$ 152,620	$ (1,380,758)	$ 443,256
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (449,590)	$ 1,471,372	$ 161,014	$ —	$ 1,182,796
Net cash provided by (used in) investing activities	(4,587,820)	(618,007)	(93,687)	(3,303)	(5,302,817)
Net cash provided by (used in) financing activities	5,043,152	(732,145)	(251,484)	3,303	4,062,826

NOTE 20 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Quarter				
	First	Second	Third	Fourth	Total
2007					
Net revenues	$ 1,929,435	$ 1,936,416	$ 1,897,070	$ 1,928,716	$ 7,691,637
Operating income	445,133	468,973	464,613	1,485,211	2,863,930
Income from continuing operations	163,010	182,898	183,863	870,774	1,400,545
Net income	168,173	360,172	183,863	872,211	1,584,419
Basic income per share:					
Income from continuing operations	$ 0.57	$ 0.64	$ 0.65	$ 2.96	$ 4.88
Net income	0.59	1.27	0.65	2.96	5.52
Diluted income per share:					
Income from continuing operations	$ 0.55	$ 0.62	$ 0.62	$ 2.85	$ 4.70
Net income	0.57	1.22	0.62	2.85	5.31
2006					
Net revenues	$ 1,774,368	$ 1,760,508	$ 1,795,042	$ 1,846,038	$ 7,175,956
Operating income	413,353	417,422	419,397	508,076	1,758,248
Income from continuing operations	139,762	143,341	153,765	199,128	635,996
Net income	144,037	146,394	156,262	201,571	648,264
Basic income per share:					
Income from continuing operations	$ 0.49	$ 0.50	$ 0.55	$ 0.70	$ 2.25
Net income	0.51	0.51	0.55	0.71	2.29
Diluted income per share:					
Income from continuing operations	$ 0.48	$ 0.49	$ 0.53	$ 0.68	$ 2.18
Net income	0.49	0.50	0.54	0.69	2.22

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

As discussed in Note 5, the Company recorded a $1.03 billion pre-tax gain on the contribution of the CityCenter assets to a joint venture. The gain was recorded in the fourth quarter of 2007, and resulted in a $2.23 impact on fourth quarter 2007 diluted earnings per share and a $2.28 impact on full year 2007 diluted earnings per share.

As discussed in Note 1, Beau Rivage closed in August 2005 due to damage sustained from Hurricane Katrina and re-opened one year later. During 2007, we recorded pre-tax income from insurance recoveries of $284 million with an annual impact on diluted earnings per share of $0.62. We recorded $135 million in the third quarter of 2007 and $149 million in the fourth quarter of 2007, with corresponding impacts on diluted earnings per share of $0.30 and $0.32, respectively. In the fourth quarter of 2006, we recorded pre-tax income from insurance recoveries of $86 million, with an impact on diluted earnings per share of $0.19 for both the fourth quarter and full year of 2006.

NOTE 21 — SUBSEQUENT EVENTS

Tender offer. In February 2008, the Company and a wholly-owned subsidiary of Dubai World completed a joint tender offer to purchase 15 million shares of Company common stock at a price of $80 per share. The Company purchased 8.5 million shares at a total purchase price of $680 million.

Monte Carlo fire. On January 25, 2008, a roof-top fire broke out at the Monte Carlo causing the closing of the resort. The Monte Carlo reopened on February 15, 2008 with approximately 1,200 rooms and has opened, or will soon open, an additional 1,200 rooms. The remaining approximately 600 rooms in Monte Carlo's normal 3,000 room inventory will remain out of service while undergoing more extensive redesign. The Company maintains property damage and business interruption insurance coverage, with a property damage deductible of $1 million and business interruption deductible equivalent to a 24-hour period of lost profit. The Company is currently evaluating the financial statement impact of the fire.

Common Stock Information

The following table represents the high and low trading prices of the Company's common stock.

For the years ended December 31,	2007 High	2007 Low	2006 High	2006 Low
First Quarter	$ 75.28	$ 56.40	$ 43.43	$ 35.26
Second Quarter	87.38	61.17	46.15	38.14
Third Quarter	91.15	63.33	40.92	34.20
Fourth Quarter	100.50	80.50	59.51	39.82

The Company's common stock is listed on the New York Stock Exchange under the symbol MGM. There were approximately 3,929 record holders of our common stock as of February 15, 2008.

We have not paid dividends on our common stock in the last two fiscal years. We intend to retain our earnings to fund the operation of our business, to service and repay our debt, to make strategic investments in high return growth projects at our proven resorts, to repurchase shares of common stock and to reserve our capital to raise our capacity to capture investment opportunities overseas and in emerging domestic markets. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends and other payments from our subsidiaries. Our senior credit facility contains financial covenants that could restrict our ability to pay dividends. Our Board of Directors periodically reviews our policy with respect to dividends, and any determination to pay dividends in the future will be at the sole discretion of the Board of Directors.

Forward-Looking Statements

This Annual Report contains some forward-looking statements which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under Item 1A – Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2007. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. Bryan L. Wright
Senior Vice President, Assistant General Counsel and Assistant Secretary
MGM MIRAGE
3950 Las Vegas Blvd. South
Las Vegas, NV 89119

Stock Performance Graph

The graph below compares the cumulative 5-year total return* of holders of MGM MIRAGE'S common stock with the cumulative total returns of the Dow Jones US Total Market index and the Dow Jones US Gambling index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2002 to 12/31/2007.



$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
MGM MIRAGE
Dow Jones US Total Market
Dow Jones US Gambling

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/02	12/03	12/04	12/05	12/06	12/07
MGM MIRAGE	100.00	114.07	220.62	222.44	347.89	**509.68**
Dow Jones US Total Market	100.00	130.75	146.45	155.72	179.96	**190.77**
Dow Jones US Gambling	100.00	154.64	205.81	208.77	304.21	**349.24**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

New York Stock Exchange Corporate Governance Matters

Pursuant to Section 303A.12 (a) of the NYSE Listed Company Manual, MGM MIRAGE's CEO must certify to the NYSE each year (i) whether or not he is aware of any violations of the NYSE Corporate Governance listing standards and (ii) that the Section 302 Certifications of Sarbanes-Oxley Act were filed with the SEC. On July 19, 2007, Mr. J. Terrence Lanni submitted the Annual CEO Certification to the NYSE, which stated that he was not aware of any violations. Additionally, on February 29, 2008 MGM MIRAGE filed its Form 10-K with the SEC for the year ended 2007, which included the Section 302 certifications.

Transfer Agent and Registrar For Common Stock

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City NJ 07310-1900
(800) 368-2066 United States
(201) 680-6578 Foreign
(800) 231-5469 TDD for Hearing Impaired
(201) 680-6610 TDD for Foreign Stockholders
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
3883 Howard Hughes Parkway
Suite 400
Las Vegas, NV 89169

Corporate Information

DIRECTORS

J. Terrence Lanni
Director/Officer
Chairman and Chief Executive Officer,
MGM MIRAGE

James J. Murren
Director/Officer
President and Chief Operating Officer,
MGM MIRAGE

Robert H. Baldwin
Director/Officer
Chief Design and
Construction Officer,
MGM MIRAGE

Gary N. Jacobs
Director/Officer
Executive Vice President,
General Counsel and Secretary,
MGM MIRAGE

Willie D. Davis
Director
President and Director,
All-Pro Broadcasting, Inc., an AM & FM
Radio Broadcasting Company

Kenny G. Guinn
Director
Former Governor of the State of Nevada

Alexander M. Haig, Jr.
Director
Chairman, Worldwide Associates, Inc.,
an International Business Advising Firm

Alexis M. Herman
Director
Chairman and Chief Executive Officer,
New Ventures, Inc.,
a Corporate Consulting Company

Roland Hernandez
Director
Retired Chairman and Chief Executive
Officer, Telemundo, Inc., a Spanish
Language Television Station Company

Kirk Kerkorian
Director
President and Chief Executive Officer,
Tracinda Corporation,
a Privately Held Investment Company

Anthony L. Mandekic
Director
Secretary and Treasurer,
Tracinda Corporation,
a Privately Held Investment Company

Rose McKinney - James
Director
Principal, Energy Works Consulting, LLC,
an Energy Consulting Company

Ronald M. Popeil
Director
Founder of Ronco Invention, LLC.,
Inventor and Marketer of
Consumer Products

Daniel J. Taylor
Director
Executive, Tracinda Corporation,
a Privately Held Investment Company

Melvin B. Wolzinger
Director
Principal Owner of Various Privately Held
Restaurant and Gaming Establishments

OFFICERS

Daniel J. D'Arrigo
Executive Vice President and
Chief Financial Officer
Finance

Aldo Manzini
Executive Vice President
Chief Administrative Officer

Robert C. Selwood
Executive Vice President and
Chief Accounting Officer

Alan Feldman
Senior Vice President
Public Affairs

Bruce Gebhardt
Senior Vice President
Global Security

Phyllis A. James
Senior Vice President and Senior Counsel

Cynthia Kiser Murphey
Senior Vice President
Human Resources

Punam Mathur
Senior Vice President
Corporate Diversity and
Community Affairs

Shawn T. Sani
Senior Vice President
Tax

Cathryn Santoro
Senior Vice President and Treasurer

Bryan L. Wright
Senior Vice President,
Assistant General Counsel and
Assistant Secretary

CORPORATE DIRECTORY

MGM MIRAGE
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7120
www.mgmmirage.com

Bellagio
Las Vegas, NV
1-702-693-7111
www.bellagiolasvegas.com

MGM Grand Las Vegas
Las Vegas, NV
1-702-891-1111
www.mgmgrand.com

Mandalay Bay
Las Vegas, NV
1-702-632-7777
www.mandalaybay.com

The Mirage
Las Vegas, NV
1-702-791-7111
www.mirage.com

Luxor
Las Vegas, NV
1-702-262-4000
www.luxor.com

Treasure Island
Las Vegas, NV
1-702-894-7111
www.treasureisland.com

New York-New York
Hotel & Casino
Las Vegas, NV
1-702-740-6969
www.nynyhotelcasino.com

Excalibur
Las Vegas, NV
1-702-597-7777
www.excalibur-casino.com

Monte Carlo
Las Vegas, NV
1-702-730-7777
www.monte-carlo.com

Circus Circus Las Vegas
Las Vegas, NV
1-702-734-0410
www.circuscircus.com

Circus Circus Reno
Reno, NV
1-775-329-0711
www.circusreno.com

Gold Strike Jean
Jean, NV
1-702-477-5000
www.stopatjean.com

Railroad Pass
Henderson, NV
1-702-294-5000
www.railroadpass.com

MGM Grand Detroit
Detroit, MI
1-313-465-1777
www.mgmgranddetroit.com

Beau Rivage
Biloxi, MS
1-228-386-7111
www.beaurivage.com

Gold Strike Tunica
Tunica, MS
1-662-357-1111
www.goldstrikemississippi.com

Borgata Hotel
Casino & Spa
Atlantic City, NJ
1-609-677-1000
www.theborgata.com

Silver Legacy
Reno, NV
1-775-329-4777
www.silverlegacyreno.com

Grand Victoria
Elgin, IL
1-847-468-7000
www.grandvictoria-elgin.com

MGM Grand Macau
Macau, S.A.R.
853-8802-8888
www.mgmgrandmacau.com

Printed on Recycled Paper

...a vision without end

vision

mgmmirage.com

END